SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the period ended on March 31, 2005 filed with the Bolsa de Comercio de Buenos Aires.

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the nine-month period ended March 31, 2005

In comparative format

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Moreno 877 22º Floor - Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2005

compared with the previous year

Fiscal year No.115 beginning July 1, 2004

Expressed in Argentine Pesos (See Note 1 to the Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108-1° floor- Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	60.68%

CAPITAL COMPOSITION (Note 4 to the unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock, 1 vote each	780,423,632	78,042,363	78,042,363

Alejandro G. Elsztain Vice-president acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of March 31, 2005 and June 30, 2004

	31.03.05 (Notes 1 and 3) Ps.	30.06.04 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	18,639,595	43,925,295
Investments (Note 4.b)	25,568,829	31,348,394
Accounts receivable, net (Note 4.d)	50,660,492	26,978,691
Other receivables and prepaid expenses (Note 4.e)	43,169,953	23,842,543
Inventory (Note 4.f)	890,422	780,323

Total Current Assets	138,929,291	126,875,246

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	5,783,561	2,749,405
Other receivables and prepaid expenses, net (Note 4.e)	11,967,177	33,532,517
Inventory, net (Note 4.f)	47,242,573	43,401,281
Fixed assets, net (Note 4.g)	978,297,798	895,140,242
Investments, net (Note 4.c)	19,762,553	20,608,826
Intangible assets, net (Note 4.h)	5,496,947	1,918,529

Subtotal Non-Current Assets	1,068,550,609	997,350,800

Goodwill, net (Note 4.i)	18,083,371	21,703,468

Total Non Current Assets	1,086,633,980	1,019,054,268

Total Assets	1,225,563,271	1,145,929,514

LIABILITIES
CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	44,688,326	31,824,357
Short-term debt (Note 4.k)	99,268,893	95,587,742
Salaries and social security payable (Note 4.l)	4,451,336	5,743,776
Taxes payable (Note 4.m)	15,982,957	7,179,150
Customer advances (Note 4.n)	28,677,788	19,332,276
Related parties (Note 5)	2,991,615	8,432,719
Dividends payable	39,000	337,678
Other liabilities (Note 4.o)	4,542,995	5,638,796

Total Current Liabilities	200,642,910	174,076,494

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 4.j)	2,087,006	2,864,961
Long-term debt (Note 4.k)	151,662,496	145,064,875
Taxes payable (Note 4.m)	5,246,281	3,917,747
Customer advances (Note 4.n)	34,196,308	27,546,293
Related parties (Note 5)	1,750,200	—
Other liabilities (Note 4.o)	14,895,338	701,691

Total debts	209,837,629	180,095,567

Provisions (Note 4.p)	10,519,082	5,995,698

Total Non-Current Liabilities	220,356,711	186,091,265

Total Liabilities	420,999,621	360,167,759

Minority interest	25,570,851	15,388,057
SHAREHOLDERS’ EQUITY	778,992,799	770,373,698

Total Liabilities and Shareholders’ Equity	1,225,563,271	1,145,929,514

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2004 and 2003 and ended March 31, 2005 and 2004

	31.03.05 (Notes 1 and 3) Ps.	31.03.04 (Notes 1 and 3) Ps.
Revenues:
Leases and services	118,006,934	81,883,467
Credit card operations	43,589,941	21,488,064
Other	83,648	26,461

Total revenues	161,680,523	103,397,992

Costs:
Leases and services	(46,596,118)	(42,762,966)
Credit card operations	(15,600,202)	(8,001,137)
Other	(120,978)	(27,218)

Total costs	(62,317,298)	(50,791,321)

Gross profit:
Leases and services	71,410,816	39,120,501
Credit card operations	27,989,739	13,486,927
Other	(37,330)	(757)

Total gross profit	99,363,225	52,606,671

Selling expenses	(16,728,176)	(7,093,734)
Administrative expenses	(18,468,354)	(12,844,768)
Net income (loss) in credit card trust	393,481	(158,706)

	(34,803,049)	(20,097,208)

Operating income	64,560,176	32,509,463

Net loss in equity investments	(561,841)	(1,167,866)

Amortization of goodwill	(3,620,097)	(3,619,983)

Financial results generated by assets:
Interest income	3,556,010	3,767,055
Interest income from related parties (Note 5)	5,327	10,227

Subtotal	3,561,337	3,777,282

Financial results generated by liabilities:
Results from derivative instruments	5,222,272	13,866,832
Interest expense	(10,538,335)	(10,538,936)
Gain on early redemption of loans	2,387,133	784,560
Exchange differences, net	787,816	318,793
Interest and exchange differences with related parties (Note 5)	(9,067,809)	(14,239,866)
Loss on early redemption of debt	(213,228)	—

Subtotal	(11,422,151)	(9,808,617)

Financial results, net	(7,860,814)	(6,031,335)
Other (expense) income, net (Note 4.q.)	(1,020,213)	1,356,363

Income before taxes and minority interest	51,497,211	23,046,642

Income tax	(28,469,657)	(17,977,468)

Minority interest	(1,786,928)	(284,806)

Net income	21,240,626	4,784,368

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2004 and 2003 and ended March 31, 2005 and 2004

	31.03.05 (Notes 1 and 3) Ps.	31.03.04 (Notes 1 and 3) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	68,296,467	28,287,319
Cash and cash equivalents as of the end of the period	38,806,393	48,631,978

Net (decrease) increase in cash and cash equivalents	(29,490,074)	20,344,659

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	21,240,626	4,784,368
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	(4,254,383)	(7,259,050)
• Gain on early redemption of loans	(2,387,132)	(784,560)
• Depreciation of fixed assets	42,855,423	40,800,995
• Amortization of deferred financing costs	1,093,968	1,407,625
• Amortization of impairment of fixed assets	(511,060)	(1,217,045)
• Amortization of impairment of intangible assets	(65,869)	(53,711)
• Amortization of intangible assets	645,673	1,040,284
• Amortization of goodwill	3,620,097	3,619,983
• (Recovery) charge of provision for contingencies	(28,859)	75,914
• Charge (recovery) of allowance for doubtful accounts	1,632,818	(683,328)
• Net loss in credit card trust	808,284	(38,908)
• Loss on early redemption of debt	213,228	—
• Net loss in equity investments	561,841	1,167,866
• Minority interest	1,786,928	284,806
• Tax on personal assets of shareholders	1,546,440	—
• Income tax	28,469,657	17,977,468
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• Increase in accounts receivable	(31,355,696)	(9,282,652)
• Increase in other receivables and prepaid expenses	(6,130,008)	(6,757,116)
• Increase in intangible assets	(2,038,337)	(240,314)
• (Increase) decrease in inventory	(621,460)	37,266
• Increase in trade accounts payable	9,621,337	5,495,350
• Increase in customer advances	12,670,312	5,973,178
• Decrease in taxes payable	(5,257,450)	(4,580,164)
• Decrease in salaries and social security payable	(1,495,386)	(744,457)
• Increase (decrease) in provision for contingencies	279,173	(105,754)
• Decrease in other liabilities	(3,104,199)	(3,141,350)
• Increase in due to related parties	1,357,189	177,248
• Decrease in accrued interest	(8,750,471)	(2,064,785)

Net cash provided by operating activities	62,402,684	45,889,157

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(39,786,439)	(13,374,988)
• Payment for acquisition of subsidiary company, net of cash acquired	(4,163,271)	—
• (Increase) decrease in investments	(135,229)	2,686,141

Net cash used in investing activities	(44,084,939)	(10,688,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(62,645,559)	(10,655,651)
• Payment of dividends	(17,895,663)	(10,000,000)
• Dividends paid by subsidiaries to minority shareholders	(523,678)	—
• Payments of loans received from related parties	(6,932,886)	—
• Proceeds from short-term debt	40,189,967	5,800,000

Net cash used in financing activities	(47,807,819)	(14,855,651)

Net (decrease) increase in cash and cash equivalents	(29,490,074)	20,344,659

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2004 and 2003 and ended March 31, 2005 and 2004

	31.03.05 Ps.	31.03.04 Ps.
Additional information

Cash paid during the period for:
–Interest	25,711,697	18,751,772
–Income tax	812,950	782,919

Non-cash activities:
–Conversion of unsecured convertible Notes into ordinary shares	5,274,138	2,273,839
–Increase in intangible assets through a decrease in fixed assets	2,126,183	—
–Increase in fixed assets through a decrease in intangible assets	—	30,890
–Increase in inventory through a decrease in intangible assets	18,332	—
–Increase in inventory through a decrease in fixed assets	3,311,599	—
–Increase in fixed assets through a decrease in other receivables	103,318	—
–Increase in fixed assets through a decrease in long-term investments	596,076	—
–Increase in fixed assets through an increase in trade accounts payable	1,481,933	—
–Increase of fixed assets due to capitalization of interest pending payment	481,931	—

Acquisitions of subsidiary company:
Accounts receivable	1,489,784	—
Other receivables and prepaid expenses	4,761,320	—
Fixed assets	86,931,150	—
Intangible assets	12,034	—
Trade accounts payable	(982,744)	—
Customer advances	(3,325,215)	—
Short-term and long-term debt	(38,177,589)	—
Related parties	(3,133,200)	—
Salaries and social security payable	(202,946)	—
Taxes payable	(754,481)	—
Dividends payable (includes Ps. 75,000 payable to Alto Palermo (APSA))	(300,000)	—
Other liabilities	(16,181,683)	—
Provisions	(4,458,494)	—

Total net non-cash assets acquired	25,677,936	—

Cash and cash equivalents acquired	1,238,417	—

Total net assets acquired	26,916,353	—

Minority interest	(8,397,900)	—
Equity value before the acquisition	(5,087,188)	—
Higher value of fixed assets acquired	1,557,846	—

Purchase price of acquired subsidiary company	14,989,111	—

Cash and cash equivalents acquired	(1,238,417)	—
Seller financing	(9,587,423)	—

	4,163,271	—

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods ended March 31, 2005 and 2004

NOTE 1: PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has consolidated its Balance Sheets at March 31, 2005 and June 30, 2004 and the statements of income and cash flows for the nine-month periods ended March 31, 2005 and 2004 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

The financial statements for the nine-month periods ended March 31, 2005 and 2004 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The results for the nine-month periods ended March 31, 2005 and 2004 do not necessarily reflect proportionality the Company’s results for the complete fiscal years.

The unaudited consolidated financial statements have been prepared in Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1: (Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

Comparative information

Balance sheet items at June 30, 2004 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

NOTE 2: CORPORATE CONTROL

The following table shows the data concerning the corporate control:

Company	Percentage of capital stock owned as of
	31.03.05	31.03.04
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94.623	94.623
Inversora del Puerto S.A.	99.9917	99.9917
Alto Research and Development S.A. (Formerly Alto Invest S.A.)	99.9999	99.9999
Shopping Alto Palermo S.A.	99.9999	99.9999
Fibesa S.A.	99.9999	99.9999
Pérez Cuesta S.A.C.I.	68.80	18.90

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A.. Note 2 to the unaudited financial statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

Lease agent operations

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

a. Revenue recognition (continued)

Corporate, commercial and economic information and training services

The Company holds 100% of the shares of Alto Research and Development S.A. (formerly Alto Invest S.A.). This Company originally provided information services and performed on-line and off-line transactions on the financial market. On May 31, 2001, the web page ceased to provide those services and to maintain off-line operations, as economies of scale were insufficient. During the year ended June 30, 2004, the Shareholders’ Meeting of Alto Research and Development S.A. (formerly Alto Invest S.A.) resolved to widen the corporate purpose of the Company. Within its new activities, this Company has begun to provide corporate, commercial and economic training services in general, with special emphasis on the shopping center environment. These services have been provided since April 2004 through various media, such as: courses, congresses, seminar and other methods of broadcasting.

b.	Investments

b.1.	Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government bonds and mortgage were valued at net realizable value in force at period-end.

b.2.	Interest in other companies

Includes the investment in E-Commerce Latina S.A., which has been accounted for under the equity method. It also includes retained interests in transferred credit card receivables and Trust debt securities pursuant to the securitization program of credit card receivables of Tarshop S.A..

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	31.03.05 Ps.	30.06.04 Ps.
Cash in local currency	1,203,181	636,754
Cash in foreign currency	1,910,251	1,870,807
Banks in local currency	6,011,968	10,489,099
Banks in foreign currency	5,929,515	29,579,918
Saving accounts	3,584,680	1,348,717

	18,639,595	43,925,295

b)	Investments:

	31.03.05 Ps.	30.06.04 Ps.
Current
Mutual funds	20,166,798	24,371,172
Retained interests in transferred credit card receivables (i)	5,071,701	6,676,928
Mortgage bonds - Banco Hipotecario S.A. (Note 5)	291,630	—
Government bonds (i)	38,700	300,294

	25,568,829	31,348,394

(i)	Not considered as cash equivalent for purpose of the unaudited consolidated statements of cash flows.

c)	Investments, net:

	31.03.05 Ps.	30.06.04 Ps.
Non-current
Retained interests in transferred credit card receivables	18,586,665	12,000,681
E-Commerce Latina S.A.	953,028	1,435,039
Pérez Cuesta S.A.C.I. (i)	—	5,763,106
Trust debt securities	222,860	1,410,000

	19,762,553	20,608,826

(i)	See Note 14 to the unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

d)	Accounts receivable, net:

	31.03.05 Ps.	30.06.04 Ps.
Current
Leases and services and credit card receivables	42,183,602	22,840,587
Debtors under legal proceedings	21,230,532	23,068,116
Checks to be deposited	16,981,207	9,809,994
Pass-through expenses receivable	7,027,099	4,498,199
Notes receivable	1,550,272	457,286
Mortgage receivable	318,424	206,092
Credit card receivables	46,512	159,978
Less:
Allowance for doubtful accounts	(38,677,156)	(34,061,561)

Total	50,660,492	26,978,691

Non-current
Leases and services and credit card receivables	5,915,764	1,833,753
Mortgage receivable	825,287	960,616
Less:
Allowance for doubtful accounts	(957,490)	(44,964)

Total	5,783,561	2,749,405

	56,444,053	29,728,096

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

e)	Other receivables and prepaid expenses, net:

	31.03.05 Ps.	30.06.04 Ps.
Current
Interest rate swap receivable	15,840,364	13,815,730
Asset tax credits	14,311,387	581,442
Prepaid expenses	4,150,758	1,366,016
Prepaid services	2,432,517	1,620,580
Income tax, net	1,430,227	1,832,712
Related parties (Note 5)	1,089,505	546,825
Other tax credits	818,250	398,955
Prepaid gross sales tax	531,846	377,699
Credit Card trust guarantee fund	411,720	869,635
Value added tax (“VAT”) receivable	341,527	—
Guarantee deposits	284,396	449,699
Shareholders receivable (Note 5)	—	963,388
Other prepaid taxes	481,770	150,139
Dividends receivable (Note 5)	—	75,000
Other	1,045,686	794,723

Total	43,169,953	23,842,543

Non-Current
Asset tax credits	8,899,036	32,161,130
Mortgage receivable	2,208,275	2,208,275
Credit Card trust guarantee fund	1,836,020	—
Prepaid gross sales tax	624,907	438,131
Prepaid expenses	327,375	—
VAT receivable	245,531	550,793
Related parties (Note 5)	15,291	—
Other	19,017	382,463
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)

Total	11,967,177	33,532,517

	55,137,130	57,375,060

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

f)	Inventory, net:

	31.03.05 Ps.	30.06.04 Ps.
Current
Torres de Abasto	539,587	555,153
Resale merchandise	303,348	138,107
Other	47,487	87,063

Total	890,422	780,323

Non-Current
Torres Rosario	19,252,596	15,414,281
Alcorta Plaza	17,547,977	17,545,000
Air space Supermercado Coto – Agüero 616	10,442,000	10,442,000

Total	47,242,573	43,401,281

	48,132,995	44,181,604

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4 : (Continued)

g)	Fixed assets, net:

	31.03.05 Ps.	30.06.04 Ps.
Properties:
Shopping Centers:
- Alto Palermo	215,388,479	229,117,302
- Abasto	197,630,461	203,272,793
- Patio Bullrich	116,487,580	121,070,913
- Alto Avellaneda	100,767,901	107,333,347
- Mendoza Plaza	74,548,559	—
- Alto Rosario	72,263,369	25,686,165
- Paseo Alcorta	66,328,179	69,003,018
- Alto NOA	28,297,952	29,588,587
- Buenos Aires Design	21,552,547	23,380,572
Other properties	11,009,292	11,074,089
Caballito project	29,717,445	29,717,445
Neuquén project	9,982,715	9,982,715
Facilities	17,644,588	1,429,234
Furniture and fixture	3,574,729	1,806,852
Computer equipment	3,014,670	2,213,910
Leasehold improvements	1,464,750	1,117,959
Software	737,529	759,903
Vehicles	107,273	—
Work in progress:
- Rosario	6,389,906	21,048,630
- Patio Bullrich	596,341	607,471
Suppliers advances - Rosario	793,533	6,929,337

Total	978,297,798	895,140,242

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

h)	Intangible assets, net:

	31.03.05 Ps.	30.06.04 Ps.
Pre-operating expenses	5,273,263	1,661,449
Trademarks	223,684	252,498
Expenses related to securitization of receivables	—	4,582

Total	5,496,947	1,918,529

i)	Goodwill, net:

	31.03.05 Ps.	30.06.04 Ps.
- Fibesa S.A.	11,138,937	12,730,214
- Shopping Alto Palermo S.A.	6,157,110	8,004,240
- Tarshop S.A.	787,324	969,014

Total	18,083,371	21,703,468

j)	Trade accounts payable:

	31.03.05 Ps.	30.06.04 Ps.
Current
Suppliers	36,696,737	26,949,435
Accruals	6,955,283	3,866,561
Foreign suppliers	979,681	1,008,361
Other	56,625	—

Total	44,688,326	31,824,357

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	31.03.05 Ps.	30.06.04 Ps.
Non-current
Foreign suppliers	2,087,006	2,864,961

Total	2,087,006	2,864,961

	46,775,332	34,689,318

k)	Short-term and long-term debt:

	31.03.05 Ps.	30.06.04 Ps.
Current
– Banks
Deutsche Bank loan	23,336,000	—
Overdrafts	6,302,967	—
Bank Boston loan	1,800,000	—
Industrial de Azul loan	1,000,000	1,000,000
Other	1,055,677	7,397

Subtotal	33,494,644	1,007,397

– Financial
Notes	48,400,000	49,621,000
Senior Notes	—	26,220,250
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (Note 5)	6,218,147	8,676,455
Deferred financing costs	(72,482)	(1,276,417)
Other loans	—	5,516,100
Seller financing – Shopping Neuquén S.A.	5,434,861	5,115,175
Seller financing – Pérez Cuesta S.A.C.I.	4,724,072	—
Accrued interest for Seller financing – Shopping Neuquén S.A.	767,834	665,990
Mortgage loans	41,792	41,792
Leasing payable	260,025	—

Subtotal	65,774,249	94,580,345

Total	99,268,893	95,587,742

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

	31.03.05 Ps.	30.06.04 Ps.
Non current
– Banks
Deutsche Bank loan	8,751,000	—

Subtotal	8,751,000	—

– Financial
Unsecured convertible Notes (Note 5)	137,919,348	145,135,483
Deferred financing costs	(18,120)	(70,608)
Seller financing – Pérez Cuesta S.A.C.I.	5,010,268	—

Subtotal	142,911,496	145,064,875

Total	151,662,496	145,064,875

	250,931,389	240,652,617

l)	Salaries and social security payable:

	31.03.05 Ps.	30.06.04 Ps.
Provision for vacation and bonuses	2,761,372	3,344,538
Social security payable	778,896	946,417
Salaries payable	762,708	778,445
Other	148,360	674,376

	4,451,336	5,743,776

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

m)	Taxes payable:

	31.03.05 Ps.	30.06.04 Ps.
Current
Income tax	8,021,444	998,313
VAT payable, net	4,045,634	1,793,323
Other tax withholdings	1,103,521	1,016,696
Gross sales tax provision	1,053,736	647,299
Provision for tax on personal assets of shareholders	583,052	—
Gross sales tax withholdings	296,788	220,037
Asset tax payable, net	223,793	2,350,850
Other taxes	174,570	13,740
Tax amnesty plan for gross sales tax payable	162,868	138,892
Other	42,054	—
Property tax provision	275,497	—

Total	15,982,957	7,179,150

Non current
Deferred income tax	3,340,742	1,934,751
Tax amnesty plan for gross sales tax payable	1,877,129	1,982,996
Other	28,410	—

Total	5,246,281	3,917,747

	21,229,238	11,096,897

n)	Customer advances:

	31.03.05 Ps.	30.06.04 Ps.
Current
Admission rights	17,212,554	11,495,390
Lease advances	10,325,694	7,789,084
Advance for the sale of Torres Rosario land	1,079,238	—
Guarantee deposits	60,302	47,802

Total	28,677,788	19,332,276

Non-current
Admission rights	24,922,557	17,443,691
Lease advances	9,220,487	10,046,226
Guarantee deposits	53,264	56,376

Total	34,196,308	27,546,293

	62,874,096	46,878,569

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

o)	Other liabilities:

	31.03.05 Ps.	30.06.04 Ps.
Current
Donations payable (Note 5)	2,410,000	2,460,000
Unearned income (Note 9)	907,111	—
Contributed leasehold improvements (Note 10)	524,352	212,220
Withholdings and guarantee deposits	299,707	—
Accrual for directors fees (Note 5)	334,883	2,588,479
Advances to Directors (Note 5)	(222,500)	(51,000)
Other	289,442	429,097

Total	4,542,995	5,638,796

Non-current
Contributed leasehold improvements (Note 10)	11,652,638	689,691
Unearned income (Note 9)	3,230,700	—
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	14,895,338	701,691

	19,438,333	6,340,487

p)	Provisions:

	31.03.05 Ps.	30.06.04 Ps.
Provision for contingencies	10,519,082	5,995,698

	10,519,082	5,995,698

q)	Other (expense) income, net:

	31.03.05 Ps.	31.03.04 Ps.
Provision for contingencies, net	28,859	(75,914)
Donations	(42,794)	(132,598)
Tax on personal assets of shareholders (Note 5)	(1,546,440)	—
Recovery of allowance for doubtful accounts	—	683,328
Other	540,162	881,547

Total	(1,020,213)	1,356,363

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5 BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the nine-month period ended		Balance receivable (payable) as of
			31.03.2005 Ps.	31.03.2004 Ps.	31.03.2005 Ps.	30.06.2004 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	208,522	104,121
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(6,042,143)	(9,025,609)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(238,012)	(5,393,996)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,851,610)	(4,135,725)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(92,580,510)	(91,487,245)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(14,150)	(143,389)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	2,773	—	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(21,803)	(14,505)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	10,227	—	—
Dalor S.A.	Related company of a minority shareholder of Tarshop S.A.	Current payable with related parties	—	—	(166,760)	(160,793)
León Halac	Shareholder of Tarshop S.A. (minority interest in APSA)	Current payable with related parties	—	—	(1,320,985)	—
Dolphin Fund PLC	Related	Other current receivables and prepaid expenses	—	—	5,926	4,898
Goldman Sachs and Co.	Shareholder until December 2004	Current payable with related parties	—	—	—	(6,512)
Goldman Sachs and Co.	Shareholder until December 2004	Short-term debt	—	—	—	(409,370)
Goldman Sachs and Co.	Shareholder until December 2004	Long-term debt	—	—	—	(9,055,769)
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences	—	(853,777)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(2,424,070)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(902,662)	(1,998,936)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(45,133,084)	(44,218,882)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(2,951,291)	(4,337,281)	—	—
Pérez Cuesta S.A.C.I.	Equity investee until September 2004	Dividends receivable	—	—	—	75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	17,591	16,986
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	147,552	59,250
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(208,902)	(175,721)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	(31,500)	—	—	—
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	98,882	175,133
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(24,218)	(87,359)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	144,633	89,660	—	—
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao-Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(22,794)	(6,000)
Red alternativa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	1,210
Nuevas Fronteras S..A	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(18,120)	(4,239)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(203,448)	(159,524)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(371,840)	(288,347)	—	—
Metroshop S.A.	Subsidiary of Tarshop S.A.	Other current receivables and prepaid expenses	—	—	297,116	—
Metronec S.A	Related to Tarshop S.A	Current payable with related parties	—	—	(7,790)	—
Loans to personnel	Personnel	Other current receivables and prepaid expenses	—	—	266,458	160,435
Loans to personnel	Personnel	Other non-current receivables and prepaid expenses	—	—	15,291	—
Falabella S.A.	Shareholder of Pérez Cuesta S.A.C.I. (minority interest)	Current payable with related parties	—	—	(754,147)	—
Falabella S.A.	Shareholder of Pérez Cuesta S.A.C.I. (minority interest)	Non-current payable with related parties	—	—	(1,750,200)	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 5: (Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the nine-month period ended		Balance receivable (payable) as of
			31.03.2005 Ps.	31.03.2004 Ps.	31.03.2005 Ps.	30.06.2004 Ps.
Falabella S.A.	Shareholder of Pérez Cuesta S.A.C.I. (minority interest)	Interest and exchange differences	(62,938)	—	—	—
Banco Provincia de Buenos Aires	Shareholder of Emprendimiento Recoleta S.A.	Other current receivables and prepaid expenses	—	—	22,650	—
Directors	Directors	Short-term debt	—	—	(3,693)	(11,138)
Directors	Directors	Long-term debt	—	—	(184,634)	(246,390)
Directors	Directors	Other current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences	(11,437)	(23,199)	—	—
Directors	Directors	Directors fees	(686,412)	(1,652,153)	—	—
Directors and management	Directors and management	Other current liabilities	—	—	(112,383)	(2,537,479)
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	160
Shareholders	Shareholders	Other (expense) income, net	(1,546,440)	—	—	—
Shareholders	Shareholders	Other current receivables and prepaid expenses	—	—	—	963,388
Fundación IRSA	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities-Donations payable	—	—	(2,410,000)	(2,460,000)
Ritelco S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	2,554	—	—	—
CPS Comunicaciones	Related to Tarshop S.A	Current payable with related parties	—	—	(136)	—
Prominente	Related to Tarshop S.A	Current payable with related parties	—	—	(4,500)	—
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	—
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	291,630	—
Inversora Bolívar S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(445,819)	(296,138)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 31.03.05 Ps.	Total as of 31.03.04 Ps.
Revenues	118,263,222	43,589,941	83,648	161,936,811	(256,288)	161,680,523	103,397,992
Costs	(46,596,118)	(16,673,353)	(120,978)	(63,390,449)	1,073,151	(62,317,298)	(50,791,321)

Total gross profit (loss) as of 31.03.05	71,667,104	26,916,588	(37,330)	98,546,362	816,863	99,363,225	—

Total gross profit (loss) as of 31.03.04	39,332,528	12,088,256	(757)	51,420,027	1,186,644	—	52,606,671

Selling expenses	(6,802,078)	(9,720,142)	(205,956)	(16,728,176)	—	(16,728,176)	(7,093,734)
Administrative expenses	(8,334,622)	(10,112,630)	(21,102)	(18,468,354)	—	(18,468,354)	(12,844,768)
Net income (loss) in credit card trust	—	393,481	—	393,481	—	393,481	(158,706)

Operating income (loss) 31.03.05	56,530,404	7,477,297	(264,388)	63,743,313	816,863	64,560,176	—

Operating income (loss) 31.03.04	27,858,043	3,357,748	(31,389)	31,184,402	1,325,061	—	32,509,463

Net loss in equity investments	(79,833)	—	(482,008)	(561,841)	—	(561,841)	(1,167,866)
Amortization of goodwill	(3,438,407)	(181,690)	—	(3,620,097)	—	(3,620,097)	(3,619,983)
Financial results, net	(7,116,409)	55,086	17,372	(7,043,951)	(816,863)	(7,860,814)	(6,031,335)
Other (expense) income, net	(1,695,169)	705,798	(30,842)	(1,020,213)	—	(1,020,213)	1,356,363

Income (loss) before taxes and minority interest 31.03.05	44,200,586	8,056,491	(759,866)	51,497,211	—	51,497,211	—

Income (loss) before taxes and minority interest 31.03.04	19,772,182	4,096,465	(822,005)	23,046,642	—	—	23,046,642

Income tax	(25,253,864)	(3,316,309)	100,516	(28,469,657)	—	(28,469,657)	(17,977,468)
Minority interest	(802,553)	(984,375)	—	(1,786,928)	—	(1,786,928)	(284,806)

Net income (loss) 31.03.05	18,144,169	3,755,807	(659,350)	21,240,626	—	21,240,626	—

Net income (loss) 31.03.04	3,767,701	1,852,850	(836,183)	4,784,368	—	—	4,784,368

Depreciation and amortization 31.03.05 – 9 months	45,958,917	585,347	—	46,544,264	—	46,544,264	—

Depreciation and amortization 30.06.04 – 12 months	56,102,331	2,245,179	57,029	58,404,539	—	—	58,404,539

Additions of fixed assets 31.03.05 – 9 months	38,608,134	1,178,305	—	39,786,439	—	39,786,439	—

Additions of fixed assets 30.06.04 – 12 months	19,335,091	1,062,035	—	20,397,126	—	—	20,397,126

Non-current investments as of 31.03.05	—	—	953,028	953,028	—	953,028	—

Non-current investments as of 30.06.04	5,763,106	—	1,435,039	7,198,145	—	—	7,198,145

Operating assets as of 31.03.05	951,450,108	28,143,017	50,697,961	1,030,291,086	—	1,030,291,086	—

Operating assets as of 30.06.04	860,199,739	14,427,482	46,833,910	921,461,131	—	—	921,461,131

Non operating assets as of 31.03.05	166,445,189	33,739,618	1,567,487	201,752,294	(6,480,109)	195,272,185	—

Non operating assets as of 30.06.04	205,974,269	26,207,486	1,650,198	233,831,953	(9,363,570)	—	224,468,383

Total assets as of 31.03.05	1,117,895,297	61,882,635	52,265,448	1,232,043,380	(6,480,109)	1,225,563,271	—

Total assets as of 30.06.04	1,066,174,008	40,634,968	48,484,108	1,155,293,084	(9,363,570)	—	1,145,929,514

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others. The latter comprises Information services and corporate training, Sales and development of properties and E-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop S.A..

•	Others

-Income from Alto Research and Development S.A. (formerly Alto Invest S.A.) that is engaged in the creation, updating and exploitation of information services and corporate, commercial and economic training services.

-E-commerce activities: this segment includes the results of E-commerce Latina S.A., a company obtaining revenue from sales of on-line products which are allocated in the line “Net loss in equity investments” in the Statements of income.

-Sales and development of properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7: RESTRICTED ASSETS

a)	At March 31, 2005, Shopping Neuquén S.A. included Ps. 41,792 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	Guarantees and restricted assets of Pérez Cuesta S.A.C.I.:

Creditor	Type of guarantee	Pledged item	Book value at 31.03.05
Banco General de Negocios S.A.	Assignment of concession contracts	Assignment of rights arising from the concession contracts entered into between PEREZ CUESTA S.A.C.I. and the following concession holders: Roberto Giordano, Farinatta, Ricky Sarkany, Cristóbal Colón, In Crescendo, Cloter, G-Shop, Caffarena, A Punto, Mr. Dog and Ferruccio Soppelsa.	—

NOTE 8: TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to master trusts, that issues certificates to public and private investors.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from the Company’s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period on the basis of the financial statements issued by the Trusts.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 9: UNEARNED INCOME

In May 1996 Pérez Cuesta S.A.C.I. entered into a contract with Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) regarding the concession of the exploitation of services for sales of fuel, lubricants and car-washing to be provided on the premises of the shopping center. The duration of the contract is for 15 years, paying a price of Ps. 1,700,000 in advance, which is being accrued over the term of the agreement. At the end of the period, the amount of unearned income totaled Ps. 1,522,732.

On February 2, 1999 Pérez Cuesta S.A.C.I. entered into a contract with Riocruz S.C.S. (Tienda C&A), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926,200, which is being accrued over a period of 10 years, as from April 1999, date on which it was registered with the Real Estate Record Office. At the end of the period, the amount of unearned income totaled Ps. 2,615,079.

NOTE 10: CONTRIBUTED LEASEHOLD IMPROVEMENTS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets in Pérez Cuesta S.A.C.I., recognizing the related gain over the term of the contract. At closing the amount of Ps. 331,332 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten theatres in the multiplex cinema system, with an approximate surface of 4,100 s.q.m. This improvement of a building of Pérez Cuesta S.A.C.I. was capitalized as a fixed asset, with a balancing entry as deferred gains, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 11,102,919 was pending of accrual.

Also included are the leasehold improvements to be accrued made by third parties, arising from Alto Palermo S.A. (APSA). See Note 3.j).

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the nine-month period

ended as of March 31, 2005

in comparative format

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of March 31, 2005 and June 30, 2004

	31.03.05 (Notes 1 and 2) Ps.	30.06.04 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS

Cash and banks (Note 3.a and Schedule G)	3,743,080	24,234,399
Investments (Schedules D and I)	1,457	9,659,185
Accounts receivable, net (Note 3.b and Schedule I)	17,505,184	10,476,969
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	76,364,606	32,904,323
Inventory (Note 3.d and Schedule F)	797,336	703,616

Total Current Assets	98,411,663	77,978,492

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	825,287	960,616
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	5,731,726	24,400,525
Inventory, net (Note 3.d and Schedule F)	48,265,578	44,424,286
Fixed assets, net (Schedule A)	640,915,006	630,364,646
Investments, net (Schedule C)	318,355,561	296,386,995
Intangible assets, net (Schedule B)	4,345,951	806,810

Total Non-Current Assets	1,018,439,109	997,343,878

Total Assets	1,116,850,772	1,075,322,370

LIABILITIES
CURRENT LIABILITIES

Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	11,044,446	10,016,270
Short-term debt (Note 3.f and Schedules G and I)	95,271,043	73,159,184
Salaries and social security payable (Note 3.g and Schedule I)	2,384,872	3,020,093
Taxes payable (Note 3.h and Schedule I)	3,168,031	3,600,412
Customer advances (Note 3.i and Schedules G and I)	19,767,898	13,282,565
Related parties (Note 5 and Schedule I)	1,083,004	9,994,647
Other liabilities (Note 3.j and Schedule I)	2,272,020	4,051,657

Total Current Liabilities	134,991,314	117,124,828

NON-CURRENT LIABILITIES
Debts:
Trade accounts payable (Note 3.e and Schedules G and I)	2,087,006	2,864,961
Long-term debt (Note 3.f and Schedules G and I)	151,662,496	145,064,875
Taxes payable (Note 3.h and Schedule I)	9,274,477	9,299,994
Customer advances (Note 3.i and Schedule I)	26,726,116	23,896,625
Related parties (Note 5 and Schedule I)	7,004,966	—
Other liabilities (Note 3.j and Schedule I)	542,519	701,691

Total debts	197,297,580	181,828,146

Provisions (Note 3.k and Schedules E and I)	5,569,079	5,995,698

Total Non-Current Liabilities	202,866,659	187,823,844

Total Liabilities	337,857,973	304,948,672

SHAREHOLDERS’ EQUITY	778,992,799	770,373,698

Total Liabilities and Shareholders’ Equity	1,116,850,772	1,075,322,370

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2004 and 2003 and ended March 31, 2005 and 2004

	31.03.05 (Notes 1 and 2) Ps.	31.03.04 (Notes 1 and 2) Ps.
Revenues:
Leases and services	72,590,501	53,188,558
Other	51,255	—

Total revenues	72,641,756	53,188,558

Costs:
Leases and services (Schedule H)	(27,511,878)	(24,855,454)
Other (Schedule F)	(15,566)	—

Total costs	(27,527,444)	(24,855,454)

Gross profit:
Leases and services	45,078,623	28,333,104
Other	35,689	—

Total gross profit	45,114,312	28,333,104

Selling expenses (Schedule H)	(3,466,343)	(2,050,587)
Administrative expenses (Schedule H)	(5,675,827)	(4,415,470)

Total expenses	(9,142,170)	(6,466,057)

Operating income	35,972,142	21,867,047

Net income (loss) in equity investments (Note 6)	8,729,337	(2,878,314)

Financial results generated by assets:
Interest income from related parties (Note 5)	927,285	1,298,383
Interest income	2,269,878	2,773,719
Exchange differences, net	497,891	—

Subtotal	3,695,054	4,072,102

Financial results generated by liabilities:
Exchange differences, net	316,518	105,456
Results from derivative instruments	5,222,272	13,866,832
Interest and exchange differences with related parties (Note 5)	(9,058,652)	(14,545,558)
Loss on early redemption of debt	(87,137)	—
Interest expense	(6,268,476)	(7,666,763)

Subtotal	(9,875,475)	(8,240,033)

Financial results, net	(6,180,421)	(4,167,931)

Other (expense) income, net (Note 3.l)	(1,555,784)	987,070

Income before taxes	36,965,274	15,807,872

Income tax (Note 11)	(15,724,648)	(11,023,504)

Net income	21,240,626	4,784,368

Net basic earnings per share (Note 10)	0.0274	0.0067

Net diluted earnings per share (Note 10)	0.0121	0.0064

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2004 and 2003 and ended March 31, 2005 and 2004

	Shareholders’ contributions				Appraisal revaluation reserve Ps.	Legal reserve (Note 16) Ps.	Accumulated retained earnings Ps.	Total as of March 31, 2005 Ps.	Total as of March 31, 2004 Ps.
Items	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of the beginning of the year	72,768,225	84,620,909	522,805,043	680,194,177	3,952,571	8,050,591	78,176,359	770,373,698	759,250,907
Issuance of common stock	5,274,138	—	—	5,274,138	—	—	—	5,274,138	2,273,839
Increase in legal reserve approved by Ordinary Shareholders’ Meeting held on October 22, 2004	—	—	—	—	—	941,877	(941,877)	—	—
Cash dividends approved by Ordinary Shareholders’ Meeting held on October 22, 2004	—	—	—	—	—	—	(17,895,663)	(17,895,663)	(10,000,000)
Net income for the period	—	—	—	—	—	—	21,240,626	21,240,626	4,784,368

Balances as of March 31, 2005	78,042,363	84,620,909	522,805,043	685,468,315	3,952,571	8,992,468	80,579,445	778,992,799	—

Balances as of March 31, 2004	72,756,813	84,620,909	522,805,043	680,182,765	3,952,571	8,050,591	64,123,187	—	756,309,114

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2004 and 2003 and ended March 31, 2005 and 2004

	31.03.05 (Notes 1 and 2) Ps.	31.03.04 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the year	33,893,584	17,765,881
Cash and cash equivalents at the end of the period	3,744,537	25,735,858

Net (decrease) increase in cash and cash equivalents	(30,149,047)	7,969,977

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	21,240,626	4,784,368
Adjustments to reconcile net income to cash flows from operating activities:
• Financial results	(4,446,414)	(7,734,162)
• Amortization of deferred financing costs	631,961	605,189
• Amortization of impairment of fixed assets	(202,394)	(1,217,045)
• Amortization of impairment of intangible assets	(65,869)	(53,711)
• Depreciation of fixed assets	24,387,315	23,299,594
• Amortization of intangible assets	620,142	321,981
• Charge (recovery) of allowance for doubtful accounts	417,497	(604,935)
• (Recovery) charge of provision for contingencies	(122,316)	75,914
• Net (income) loss in equity investments	(8,729,337)	2,878,314
• Loss on early redemption of debt	87,137	—
• Tax on personal assets of shareholders	1,546,440	—
• Income tax	15,724,648	11,023,504
Changes in certain assets and liabilities, net of non-cash:
• (Increase) decrease in accounts receivable	(7,310,383)	18,471
• Increase in other receivables and prepaid expenses	(10,694,736)	(5,241,599)
• Increase in intangible assets	(1,985,563)	(240,764)
• (Increase) decrease in inventory	(605,081)	15,300
• (Decrease) increase in trade accounts payable	(1,231,712)	986,883
• Increase in customer advances	9,314,824	3,534,083
• Decrease in salaries and social security payable	(635,221)	(554,043)
• Increase (decrease) in taxes payable	751,138	(374,713)
• Decrease in other liabilities	(1,959,472)	(2,738,413)
• Decrease in provisions	(118,879)	(105,754)
• Increase (decrease) in related parties	56,633	(162,066)
• Decrease in accrued interest	(2,738,340)	(1,503,008)

Net cash provided by operating activities	33,932,644	27,013,388

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(38,105,881)	(12,209,801)
• Contributions made to subsidiaries	(175,000)	(108,957)
• Collections of loans granted to related parties	2,600,000	—
• Dividends collected	2,932,932	—
• Payment for acquisition of subsidiary company	(5,401,688)	—
• Loans granted to related parties	(39,142,793)	—

Net cash used in investing activities	(77,292,430)	(12,318,758)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from loans granted by related parties	—	3,275,347
• Payment of short-term and long-term debt	(11,363,471)	—
• Payment of dividends	(13,815,757)	(10,000,000)
• Proceeds from short-term debt	38,389,967	—

Net cash provided by (used in) financing activities	13,210,739	(6,724,653)

Net (decrease) increase in cash and cash equivalents	(30,149,047)	7,969,977

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2004 and 2003 and ended March 31, 2005 and 2004

Dividends receivable	31.03.05 Ps.	31.03.04 Ps.
Additional information
Cash paid during the periods for:
– Interest	18,737,758	14,697,811

Non-cash activities:
– Conversion of unsecured convertible Notes into ordinary shares	5,274,138	2,273,839
– Increase in fixed assets through a decrease in intangible assets	—	30,890
– Offsetting of related parties debts and credits	2,682,006	3,254,960
– Dividends declared pending collection	—	590,976
– Increase in inventory through a decrease in fixed assets	3,311,599	—
– Increase in intangible assets through a decrease in fixed assets	2,126,183	—
– Increase in inventory through a decrease in intangible assets	18,332	—
– Payment of dividends through an increase in due from related parties	4,079,906	—
– Increase in fixed assets through a decrease in other receivables	103,318	—
– Receivable from sale of shares of Alto Research and Development S.A. (formerly Alto Invest S.A.)	—	192,136
– Increase in fixed assets through an increase in trade accounts payable	1,481,933	—
– Increase in fixed assets due to capitalization of interest pending payment	481,931	—

Alejandro G. Elsztain
Vice-president
acting as president

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the nine-month periods

ended March 31, 2005 and 2004

NOTE 1: PREPARATION OF FINANCIAL STATEMENTS

a) Basis of presentation

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

The financial statements for the nine-month periods ended March 31, 2005 and 2004 have not been audited. The Company’s management considers that they include all the necessary adjustments to fairly present the results for the periods referred to.

The results for the periods ended March 31, 2005 and 2004 do not necessarily reflect proportionality the Company’s results for the complete fiscal years.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1. Technical Resolution

On February 19, 2003, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21 “Proportional equity value consolidation of financial statements - information to be disclosed referred to related parties” through MD Resolution No. 5/2003. The mentioned Technical Pronouncement and amendments thereto took effect for the Company for the year ended June 30, 2004. Furthermore the National Securities Commission has adopted that regulation, incorporating certain changes and establishing that it is applicable to years commenced as from April 1, 2004, admitting early application.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

2.	Recognition of the effects of inflation

The financial statements have been prepared in Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low materiality of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 is the domestic wholesale price index published by the National Institute of Statistics and Census.

3.	Comparative information

Balance sheet items at June 30, 2004 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

4.	Use of estimates

The preparation of these unaudited financial statements requires that management makes estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issuance of the unaudited financial statements, as well as income and expenses recorded during the periods. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

5.	Revenue recognition

5.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers´ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

5.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

5.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica de Argentina S.A.. E-commerce Latina S.A. owns Altocity.Com.S.A. The main sources of revenue of this company are sales of own products and commissions from sales on consignment, monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com S.A. under the equity method of accounting.

For the nine-month periods ended March 31, 2005 and 2004, revenues of Altocity.Com S.A. totaled Ps. 1.8 million and Ps. 1.3 million, and net losses totaled Ps. 0.9 million and Ps. 1.8 million, respectively.

6.	Cash and banks

Cash on hand was computed at nominal value.

7.	Investments

7.1.	Current investments

Mutual funds have been valued at quotation value in force at period-end.

See the breakdown of current investments in Schedule D.

7.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period / year.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

8.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation as mentioned in Note 2.2., net of the corresponding allowances for impairment of value.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.5.2. has been valued at its acquisition cost, adjusted for inflation as mentioned in Note 2.2.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center denominated “Alcorta Plaza” and a housing-building complex on the land located near Rosario Shopping Center.

9.	Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

Fixed assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.2., less accumulated depreciation and the corresponding allowances for impairment of value.

Furthermore, there is a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account within shareholders’ equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold. During the period ended on March 31, 2005 financial costs were capitalized for a total of Ps. 2.1 million.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the period. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

10.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.2., net of accumulated amortization and of the corresponding allowances for impairment of value. See the breakdown of intangible assets in Schedule B.

10.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

10.2.	Pre-operating expenses

Pre-operating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

The net carrying value of the intangible assets, does not exceed its estimated recoverable value at the end of the period.

11.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated for inflation as mentioned in Note 2.2., which is being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. See Schedule C.

Amortization is shown in Note 6 and in “Net income (loss) in equity investments” in the Statements of Income.

12.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

13.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period-end.

14.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

15.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at that time.

16.	Other receivables and liabilities

-	Sundry current receivables and payables were valued at their nominal value plus financial results accrued at the end of the period/year, where applicable.

-	Asset tax has been discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets.

-	As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

17.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

18.	Allowances and provisions

- For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. Increases or decreases for the period are shown in Schedule E.

- For impairment of inventories, fixed assets, intangible assets and non-current investments in other companies: the Company has estimated the recovery values of its shopping centers at June 30, 2004 and 2003 on the basis of their economic use, determined by future discounted cash flow projections and considering the carrying value of the property in the last year. Furthermore, in the case of land reserves and inventories, values for comparable properties have been used.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these unaudited financial statements.

- For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period are shown in Schedule E.

At the date of issuance of these unaudited financial statements, management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

19.	Hedging instruments

The Company utilizes certain financial instruments to lower its overall financing costs. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

- Interest rate swaps

The liability generated by the interest rate swap contract has been valued at cost of settlement at the closing of the period/financial year. Changes in this market value are recognized as results of the period.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

20.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

21.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

22.	Shareholders’ equity

As mentioned in Note 2.2., shareholders’ equity accounts were restated in constant currency until February 28, 2003. Subsequent movements are shown in current currency units of the month to which they correspond.

The “Appraisal revaluation reserve” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.9.

23.	Results for the periods

Statements of income accounts are shown in currency of the month to which they correspond, except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets which are restated as mentioned in Note 2.2.

Significant implicit financial components included in profit and loss accounts have been duly segregated.

24.	Advertising expenses

The Company generally expenses advertising and promotion costs as they are incurred, except for advertising and promotion costs incurred in the commercialization of real estate projects and in the launch of new shopping centers, until their inauguration.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 2: (Continued)

25.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

26.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

NOTE 3: BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	31.03.05 Ps.	30.06.04 Ps.
Cash in local currency	225,999	126,140
Cash in foreign currency (Schedule G)	207,626	672,315
Banks in local currency	379,156	2,674,654
Banks in foreign currency (Schedule G)	2,901,263	20,731,280
Saving accounts	29,036	30,010

	3,743,080	24,234,399

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	Accounts receivable, net:

	31.03.05 Ps.	30.06.04 Ps.
Current
Leases and services receivable	8,559,680	6,037,786
Checks to be deposited	9,130,948	6,250,373
Debtors under legal proceedings	15,928,660	18,506,100
Pass-through expenses receivable	3,145,816	2,166,399
Notes receivable	885,019	443,886
Mortgage receivable	318,424	206,092
Credit card receivables	13	276
Less:
Allowance for doubtful accounts (Schedule E)	(20,463,376)	(23,133,943)

Total	17,505,184	10,476,969

Non-current
Mortgage receivable	825,287	960,616

Total	825,287	960,616

	18,330,471	11,437,585

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

c)	Other receivables and prepaid expenses, net:

	31.03.05 Ps.	30.06.04 Ps.
Current
Related parties (Note 5)	45,393,672	11,064,094
Interest rate swap receivable (ii) (Schedule G)	15,840,364	13,815,730
Asset tax credits	7,049,903	—
Prepaid expenses	3,615,793	1,183,076
Prepaid services	2,014,978	1,347,924
Other tax credits	611,186	297,920
Income tax, net	471,683	1,823,627
Prepaid gross sales tax	373,165	262,914
Other prepaid taxes	224,016	—
Guarantee deposits (i)	165,639	341,943
Dividends receivable (Note 5)	75,000	1,017,437
Shareholders’ receivable (Note 5)	—	963,388
Prepaid property tax	—	150,139
Other	529,207	636,131

Total	76,364,606	32,904,323

(i)	Includes deposits which are restricted (see Note 7.a.).
(ii)	Corresponds to: 1) US$ 50.49 million for guarantees granted to Morgan Guaranty Trust Company of New York and 2) US$ 44.98 million arising from the Swap agreement estimated settlement cost (See Note 7.c) and 9).

	31.03.05 Ps.	31.06.04 Ps.
Non-current
Asset tax credits	5,219,228	24,052,451
Mortgage receivable	2,208,275	2,208,275
Prepaid gross sales tax	460,621	329,443
Related parties (Note 5)	33,243	—
Other	18,634	18,631
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)

Total	5,731,726	24,400,525

	82,096,332	57,304,848

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

d) Inventory, net:

	31.03.05 Ps.	30.06.04 Ps.
Current
Torres de Abasto	539,587	555,153
Resale merchandise	210,262	61,400
Other	47,487	87,063

Total	797,336	703,616

Non-current
Torres Rosario	19,252,596	15,414,281
Alcorta Plaza	18,570,982	18,568,005
Air space Supermercado Coto - Agüero 616	10,442,000	10,442,000

Total	48,265,578	44,424,286

	49,062,914	45,127,902

e) Trade accounts payable:

	31.03.05 Ps.	30.06.04 Ps.
Current
Suppliers	4,396,687	5,967,876
Accruals	5,668,077	3,040,033
Foreign suppliers (Schedule G)	979,682	1,008,361

Total	11,044,446	10,016,270

Non-current
Foreign suppliers (Schedule G)	2,087,006	2,864,961

Total	2,087,006	2,864,961

	13,131,452	12,881,231

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

f) Short-term and long-term debt:

	31.03.05 Ps.	30.06.04 Ps.
Short-term debt
– Banks
Deutsche Bank loan (i) (Schedule G)	23,336,000	—
Overdrafts	6,302,967	—
Accrued interest	159,644	—

Subtotal	29,798,611	—

– Financial
Notes (ii)	48,400,000	59,609,666
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (ii) (Note 5 and Schedule G)	6,218,147	8,420,308
Deferred financing costs (iii)	(72,482)	(651,955)
Seller financing (iv) (Schedule G)	10,158,933	5,115,175
Accrued interest for seller financing (iv)	767,834	665,990

Subtotal	65,472,432	73,159,184

Total	95,271,043	73,159,184

Long-term debt
– Banks
Deutsche Bank loan (i) (Schedule G)	8,751,000	—

Subtotal	8,751,000	—

– Financial
Unsecured convertible Notes (ii) (Note 5 and Schedule G)	137,919,348	145,135,483
Deferred financing costs (iii)	(18,120)	(70,608)
Seller financing (iv) (Schedule G)	5,010,268	—

Subtotal	142,911,496	145,064,875

Total	151,662,496	145,064,875

	246,933,539	218,224,059

(i)	Corresponding to a US$ 11 million loan granted on March 4, 2005 with payments of principal and interest falling due as from April 4, 2005 of US$ 5 million and February 1, 2006 and August 1, 2006 of US$ 3 million each. The loan accrues annual interest equivalent to LIBOR plus 3.25%.

On April 4, 2005 the Company paid the first installment of principal plus interest. See Note 17.

(ii)	Includes:

a)	Ps. 48.4 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 which fell due on April 7, 2005, date on which the principal was totally depreciated. See Note 17.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

b)	The amount of Ps. 137.92 million corresponding to the issuance of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Unsecured Convertible Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note may be exchanged for 30.864 shares with a par value of Ps. 0.1. Unsecured convertible notes bear interest at an annual rate of 10% payable half-yearly and mature on July 19, 2006.

On January 15, 2005 the Company settled interest accrued during the semester. The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iii)	Fees and expenses related to issuance of Unsecured Convertible Notes, which will be amortized over the term of their settlement. The rate is 20 per annum. Amortization for the period totaled Ps. 631,961.

(iv)

a)	Includes Ps. 5,434,861 related to seller financing obtained in connection with the acquisition of Shopping Neuquén S.A. on July 6, 1999 (Ps. 3,265,010 of principal and Ps. 2,169,851 related to a reference stabilization index (CER)). Such loan accrues interest at six-month LIBOR. As of March 31, 2005 the six-month LIBOR was 3.4%.

b)	Includes Ps. 4,724,072 due September 29, 2005 and Ps. 5,010,268 due September 29, 2006 related to the acquisition of Pérez Cuesta S.A.C.I. (See Note 14).

g) Salaries and social security payable:

	31.03.05 Ps.	30.06.04 Ps.
Provision for vacation and bonuses	1,998,241	2,359,298
Social security payable	347,575	478,404
Other	39,056	182,391

	2,384,872	3,020,093

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

h) Taxes payable:

	31.03.05 Ps.	30.06.04 Ps.
Current
VAT payable, net	1,619,762	791,337
Provision for tax on personal assets of shareholders	583,052	—
Gross sales tax provision	424,999	300,491
Gross sales tax withholdings	200,398	212,423
Tax amnesty plan for gross sales tax payable	148,554	138,892
Other tax withholdings	147,539	278,044
Other taxes	43,727	—
Asset tax payable, net	—	1,567,801
Income tax	—	311,424

Total	3,168,031	3,600,412

Non-current
Deferred income tax (Note 11)	7,404,136	7,316,998
Tax amnesty plan for gross sales tax payable	1,870,341	1,982,996

Total	9,274,477	9,299,994

	12,442,508	12,900,406

i) Customer advances:

	31.03.05 Ps.	30.06.04 Ps.
Current
Admission rights (i)	11,229,555	7,669,220
Lease advances (ii)	7,411,303	5,565,543
Advance for the sale of Torres Rosario land (iii) (Schedule G)	1,079,238	—
Guarantee deposits	47,802	47,802

Total	19,767,898	13,282,565

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

	31.03.05 Ps.	30.06.04 Ps.
Non-current
Admission rights (i)	17,987,400	13,820,786
Lease advances (ii)	8,685,452	10,019,463
Guarantee deposits	53,264	56,376

Total	26,726,116	23,896,625

	46,494,014	37,179,190

(i)	The balance of admission rights mainly corresponds to goodwill paid by shopping center lessees, of which Ps. 450,000 and Ps. 4,050,000 current and non-current, respectively, correspond to NAI cinemas in the Alto Rosario shopping center.
(ii)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 6,290,155 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa shopping centers.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of March 31, 2005 the six-month LIBOR was 3.4%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

(iii)	Corresponding to an advance payment of Euros 300,000 received by Villa Hermosa S.A. relating to a preliminary purchase/sale contract for a plot of land that is currently an integral part of the property located in Rosario, on which the Company plans to build high-rise buildings for housing. The sales transaction is subject to conditions precedent. The liability is disclosed net of expenses incurred by the Company on behalf of Villa Hermosa S.A. and for its account.

j) Other liabilities:

	31.03.05 Ps.	30.06.04 Ps.
Current
Donations payable (Note 5)	1,450,000	1,500,000
Withholdings and guarantee deposits	299,707	—
Contributed leasehold improvements (i)	212,220	212,220
Accrual for directors fees (Note 5)	120,286	1,916,171
Advances to Directors (Note 5)	(95,000)	—
Other	284,807	423,266

Total	2,272,020	4,051,657

Non-current
Contributed leasehold improvements (i)	530,519	689,691
Directors’ guarantee deposits (Note 5)	12,000	12,000

Total	542,519	701,691

	2,814,539	4,753,348

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 3: (Continued)

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the nine-month periods ended March 31, 2005 and 2004.

k) Provisions:

	31.03.05 Ps.	30.06.04 Ps.
Current
Provision for contingencies (i) (Schedule E)	5,569,079	5,995,698

Total	5,569,079	5,995,698

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l) Other (expense) income, net:

	31.03.05 Ps.	31.03.04 Ps.
Provision for contingencies, net	122,316	(75,914)
Tax on personal assets of shareholders (Note 5)	(1,546,440)
Donations	(42,794)	(132,598)
Recovery of allowance for doubtful accounts	—	604,935
Other	(88,866)	590,647

	(1,555,784)	987,070

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

NOTE 4: COMMON STOCK

As of March 31, 2005, the capital stock consisted of 780,423,632 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	29.10.87	29.12.1987
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	26.10.88	29.12.1988
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	25.10.89	05.02.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	31.08.95	15.03.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	29.10.96	15.05.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.03.98	21.10.1999
Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	8,042,363	(*)		Pending

	78,042,363

(*)	Shares subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 5: BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the nine-month period ended		Balance receivable (payable) as of
			31.03.2005 Ps.	31.03.2004 Ps.	31.03.2005 Ps.	30.06.2004 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(206,628)	(2,614,945)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	206,916	88,435
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt	—	—	(1,851,610)	(4,135,725)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt	—	—	(92,580,510)	(91,487,245)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences	(5,864,102)	(8,826,853)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	(14,150)	(143,389)		—
Goldman Sachs and Co.	Shareholder until December 2004	Current payable with related parties	—	—	—	(6,512)
Goldman Sachs and Co.	Shareholder until December 2004	Short-term debt	—	—	—	(409,370)
Goldman Sachs and Co.	Shareholder until December 2004	Long-term debt	—	—	—	(9,055,769)
Goldman Sachs and Co.	Shareholder until December 2004	Interest and exchange differences	—	(853,777)	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	—	(1,020,662)
Parque Arauco S.A.	Shareholder	Short-term debt	—	—	(902,662)	(1,998,936)
Parque Arauco S.A.	Shareholder	Long-term debt	—	—	(45,133,084)	(44,218,882)
Parque Arauco S.A.	Shareholder	Interest and exchange differences	(2,861,172)	(4,236,677)	—	—
Tarshop S.A.	Subsidiary	Leases	229,603	183,171	—	—
Tarshop S.A.	Subsidiary	Interest income	816,863	1,186,644	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	6,423,252	9,343,998
Pérez Cuesta S.A.C.I.	Subsidiary	Dividends receivable	—	—	75,000	75,000
Pérez Cuesta S.A.C.I.	Subsidiary	Other current receivables and prepaid expenses	—	—	36,581,285	—
Pérez Cuesta S.A.C.I.	Subsidiary	Interest income	98,301	—	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	517,797	222,004
Emprendimiento Recoleta S.A.	Subsidiary	Non-current payable with related parties	—	—	(68,245)	—
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	(809)	(8,799)
Emprendimiento Recoleta S.A.	Subsidiary	Interest income	—	101,512	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	108,000	108,000	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	—	351,461
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences	(1,074)	(58,187)	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	90,000	90,000	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	760	161,670
Fibesa S.A.	Subsidiary	Other non-current receivables and prepaid expenses	—	—	33,243	—
Fibesa S.A.	Subsidiary	Interest income	12,121	—	—	—
Fibesa S.A.	Subsidiary	Interest and exchange differences	—	(124,062)	—	—
Fibesa S.A.	Subsidiary	Dividends receivable	—	—	—	590,976
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	15,591	14,986
E-Commerce Latina S.A.	Equity investee	Administration fees - Leases and services	4,500	4,500	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	144,224	55,922
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(197,829)	(159,822)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees-Leases and services	31,500	31,500	—	—
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary	Current payable with related parties	—	—	—	(74,361)
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary	Other current receivables and prepaid expenses	—	—	39,666	4,938
Alto Research and Development S.A. (formerly Alto Invest S.A.)	Subsidiary	Interest and exchange differences	(1,586)	(8,860)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,195,098	929,947
Shopping Alto Palermo S.A.	Subsidiary	Interest and exchange differences	(319,281)	(413,943)	—	—
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(362,195)	(5,789,803)
Shopping Alto Palermo S.A.	Subsidiary	Non-current payable with related parties	—	—	(6,936,721)	—
Shopping Neuquén S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	60	60
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	98,882	106,553
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(24,218)	(87,359)
Cresud S.A.C.I.F.yA.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	144,633	89,660	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(16,523)	(9,352)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	—	10,227	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	(311,760)	(252,501)	—	—
Dolphin Fund PLC	Related	Other current receivables and prepaid expenses	—	—	5,926	4,898
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(18,120)	(3,492)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current payable with related parties	—	—	(142,082)	(108,540)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Administration fees – Leases and services	(248,497)	(223,282)	—	—
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	24,632	24,632
Llao – Llao Resorts S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current payable with related parties	—	—	(9,600)	(6,000)
Red Alternativa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	1,210
Directors	Directors	Other current liabilities	—	—	(25,286)	(1,916,171)
Directors	Directors	Short-term debt	—	—	(3,693)	(11,138)
Directors	Directors	Long-term debt	—	—	(184,634)	(246,390)
Directors	Directors	Other non-current liabilities	—	—	(12,000)	(12,000)
Directors	Directors	Interest and exchange differences	(11,437)	(23,199)	—	—
Directors	Directors	Directors fees	(87,286)	—	—	—
Directors and management	Directors and management	Other current receivables and prepaid expenses	—	—	160	160
Loans to personnel	Personnel	Other current receivables and prepaid expenses	—	—	139,407	104,681
Shareholders	Shareholders	Other expense net	(1,546,440)	—	—	—
Shareholders	Shareholders	Other current receivables and prepaid expenses	—	—	—	963,388
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(1,450,000)	(1,500,000)
Abril S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	16	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 6: NET INCOME (LOSS) IN EQUITY INVESTMENTS

The breakdown of the net income (loss) in equity investments is the following:

	31.03.05 Ps.		31.03.04 Ps.
Income (loss) in equity investments		10,526,612	(1,105,451)
Amortization of goodwill and higher investment value	(1)	(1,797,275)	(1,772,863)

		8,729,337	(2,878,314)

(1)	Includes Ps. 308,667 allocated in Schedule E.

NOTE 7: RESTRICTED ASSETS

The Company owns the following restricted assets:

a)	At Mach 31, 2005, in the other current receivables and prepaid expenses caption, the Company has deposits amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification.

b)	At Mach 31, 2005, there was Ps. 14.7 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At Mach 31, 2005 there is a balance of US$ 50.49 million in the caption other current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Note 3.c.(ii). The swap contract expired on April 1, 2005.

NOTE 8: MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on December 31, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 9: DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps contracts, as a complement to lower its overall financing costs. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At Mach 31, 2005 and 2004, the Company had only one derivative financial instrument outstanding:

Interest rate swap

In order to minimize its financing costs, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturity in April 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through April 2005. As of Mach 31, 2005 the estimated settlement cost of the swap agreement was US$ 44.98 million (liability). This balance was fully settled on April 1, 2005 through the use of the guarantee deposit of US$ 50.49 million; the Company collecting the US$ 5.51 million difference in cash. During the nine-month periods ended March 31, 2005 and 2004, the Company recognized gains of Ps. 5.22 million and Ps. 13.87 million, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 10: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined considering the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Unsecured Convertible Notes into ordinary shares at the beginning of the period.

	31.03.05 Ps.	31.03.04 Ps.
Weighted-average outstanding shares	775,886,643	712,723,643
Conversion of unsecured convertible Notes into ordinary shares	1,379,193,470	1,403,385,120
Weighted-average diluted ordinary shares	2,155,080,113	2,116,108,763

Below is a reconciliation between net income for the nine-month periods and the results used as basis for calculation of the basic and diluted earnings per share.

	31.03.05 Ps.	31.03.04 Ps.
Result for calculation of basic earnings per share	21,240,626	4,784,368
Interest	8,881,534	10,480,096
Exchange difference	(1,590,554)	3,049,077
Income tax	(2,551,843)	(4,735,210)

Result for calculation of diluted earnings per share	25,979,763	13,578,331

Net basic earnings per share	0.0274	0.0067
Net diluted earnings per share	0.0121	0.0064

NOTE	11: DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred assets and liabilities
Cash and banks	(234,609)	237,926	3,317
Accounts receivables	1,828,326	(412,740)	1,415,586
Other receivables and prepaid expenses	(70,455)	(185,666)	(256,121)
Inventories	(147,061)	(650)	(147,711)
Short-term and long-term debt	(122,491)	(193,168)	(315,659)
Salaries and social security payable	42,723	360,475	403,198
Other liabilities	525,000	(17,500)	507,500
Fixed assets	(10,394,036)	137,216	(10,256,820)
Intangible assets	(317,889)	136,284	(181,605)
Provisions	1,573,494	(149,315)	1,424,179

Total net deferred liabilities	(7,316,998)	(87,138)	(7,404,136)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 11: (Continued)

Net liabilities at the end of the period, derived from the information included in the above table, amount to Ps. 7,404,136.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting income before taxes for the nine-month periods ended Mach 31, 2005 and 2004, respectively:

Items	31.03.2005 Ps.	31.03.2004 Ps.
Income for the periods (before income tax)	36,965,274	15,807,872
Current income tax rate	35%	35%

Income for the periods at the tax rate	12,937,846	5,532,755
Permanent differences at the tax rate:
Restatement into constant currency (2)	3,036,679	8,048,216
Balance of tax returns for 2004 and 2003, respectively	857,071	(1,557,379)
Amortization of higher investment value	685,624	566,299
Amortization of goodwill	231,372	371,926
Amortization of intangible assets	6,111	6,719
Donations	1,025	—
Loss in equity investments	(1,177,524)	(3,285,315)
Other	(853,556)	1,340,283

Total income tax charge for the periods	(1) 15,724,648	11,023,504

(1)	Includes Ps. 87,138 related to deferred income tax and Ps. 15,637,510 related to current tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 12: COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 13: ISSUANCE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million, with a face value of Ps. 0.10 each.

After the end of the period granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At Mach 31, 2005 holders of Unsecured Convertible Notes in ordinary shares of the Company, had exercised their right to convert them for a total of US$ 2.7 million leading to the issuing of ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At March 31, 2005 Unsecured Convertible Notes amounted to US$ 47.28 million.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14: ACQUISITION OF SHARES IN MENDOZA PLAZA SHOPPING

On September 29, 2004, the Company entered into a purchase-sale contract covering 49.9% of the capital stock of Pérez Cuesta S.A.C.I. for US$ 5.3 million, of which US$ 1.77 million were paid on December 2, 2004. The remaining balance will be paid in two installments of US$ 1.77 million each on September 29, 2005 and 2006. Through this acquisition, the Company became holder of 68.8% of the capital stock of the above company, the main activity of which is the exploitation of the Mendoza Plaza Shopping center in the city of Mendoza.

The operation was notified to the National Commission for the Defense of Competition in compliance with the regulations of the Ministry of Economy, having been approved by that Commission on November 17, 2004.

On December 2, 2004 a final purchase agreement was signed, the shares were transferred and a special shareholders’ meetings was held, which decided the amendment of the by-laws to change the corporate name from Pérez Cuesta S.A.C.I. to Mendoza Plaza Shopping S.A..

At March 31, 2005 it has been signed the indenture formalizing the amendment of the by-laws, however it is pending approval by the enforcement agencies.

Simultaneously with the purchase-sale of the shares of Pérez Cuesta S.A.C.I., the Company entered into the following contracts:

- Put option with Banco de Chile, whereby the latter was entitled, although not obliged, to assign a mortgage loan agreement to the Company originally granted to Pérez Cuesta S.A.C.I amounting to US$ 15.5 million and a credit line fully disbursed to that company amounting to US$ 2.5 million; the debtor failed to comply with its payment obligations.

The loans are secured by the assigning in guarantee of rental payments to be made Falabella S.A. to Pérez Cuesta S.A.C.I..

The documentation was notarized on March 30, 2005 by which the Banco de Chile transferred all the mortgage rights to Alto Palermo S.A. (APSA) and the latter acquired a credit for US$ 8.5 million. Alto Palermo S.A. (APSA) plans to capitalize this loan.

- Call option with HSBC Bank Argentina S.A., whereby the Company was entitled, although not obliged, to acquire, and HSBC Bank Argentina S.A. assumed an irrevocable obligation to transfer, a loan agreement originally granted to Pérez Cuesta S.A.C.I. amounting to US$ 7.0 million which the latter failed to pay. The loan is secured through the assigning in guarantee of rental payments to be made by Angulo Hermanos S.A. and Garbarino S.A..

On March 29, 2005 Alto Palermo S.A. (APSA) transferred the purchase option entered into with HSBC Bank Argentina S.A. to Pérez Cuesta S.A.C.I. for the same value as originally agreed and on the same day Pérez Cuesta S.A.C.I. exercised the option, paying Ps. 6.1 million for the settlement of the loan (corresponding to the exercise price of Ps. 7.2 million, net of the premium paid of Ps. 0.7 million and rental fees collected by HSBC Bank Argentina S.A. amounting to Ps. 0.4 million).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 14: (Continued)

- Agreement with Inversiones Falabella Argentina S.A. establishing as follows:

1. Capitalization terms were agreed in the event that the Company or one of its subsidiaries is assigned the loan from Banco de Chile or other bank loan and propose its capitalization through Company’s contributions.

2. Upon maturity of the lease agreement currently in force between Pérez Cuesta S.A.C.I. and Inversiones Falabella Argentina S.A., the Company will provide for the granting of an option to the latter for the renewal of the contract under the same terms as the current contract, with certain changes expressly established in the contract in force.

3. In its capacity as surety, the Company will ensure payment by Pérez Cuesta S.A.C.I. to Inversiones Falabella Argentina S.A. of the loan held by the former amounting to US$ 1.05 million, under the terms established in the contract.

4. Inversiones Falabella Argentina S.A. have an irrevocable right to sell its shares in Pérez Cuesta S.A.C.I. (put option) to the Company, which may be exercised until the last business day of October 2008, for a total consideration of US$ 3.0 million according to the conditions expressly established in the contract.

NOTE 15: INAUGURATION OF ALTO ROSARIO SHOPPING

On November 9, 2004 the Company inaugurated a new shopping center, Alto Rosario Shopping, in the city of Rosario, Province of Santa Fe. An hypermarket was inaugurated in December. On April 12, 2005 the second stage of Alto Rosario Shopping was inaugurated. The project now includes 141 stores with the best and most varied brands on the market.

The third stage of the project will be inaugurated at the beginning of June, and will include the opening of the Showcase cinema theatres. It is estimated that this will involve 14 theatres with cutting edge technology, seating 3,400.

Lastly, there remains the opening of Museo de los Niños (Children’s Museum) that will consolidate the offer of the Shopping Center. Thus, the shopping center will be supported by the offer of a variety of proposals according to the public needs, entertainment areas, services and public spaces of the highest standard. As with the rest of our shopping centers, we will endeavor to ensure that our customers identify with our proposal.

NOTE 16: RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, 5% of the net profits of the year must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 17: SUBSEQUENT EVENTS

-	Merger by absorption with Alto Research and Development S.A.

The Company has initiated a corporate reorganization process to merge by absorption with its controlled company (100% directly and indirectly owned) Alto Research and Development S.A. in order to reduce administrative costs in both companies, take advantage of the synergy and improve the planning of goals for both companies.

-	Syndicated loan

On April 5, 2005 the Company accepted a syndicated loan from Banco Rio de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, which it will repay in four half-yearly equal installments. The final due date of the transaction falls on April 5, 2007.

During the first year this loan will accrue interest at a fixed rate of 7.875 % and during the second year, will accrue an interest at the Central Bank survey rate plus 3%.

The terms of this loan require that the Company maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness.

The funds from this loan were used to pay the balance of Ps. 48.4 million of the Notes, issued originally for Ps. 85 million. See Note 3.f).

-	Interest rate swap

On April 1, 2005 the Company collected the balance of US$ 5.51 million of the guarantee deposit for the rate swap contract. These funds were used to settle the first installment of the loan granted by Deutsche Bank for US$ 5 million. See Note 9 and 3.f.(i).

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the nine-month period ended March 31, 2005

Compared with the year ended June 30, 2004

Schedule A

Items	Original value					Depreciation						Impairment Ps.		Net carrying value as of March 31, 2005 Ps.	Net carrying value as of June 30, 2004 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Decreases and Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %	For the period			Accumulated as of end of the period Ps.
								Amount Ps.		Decreases Ps.
Properties:
Shopping centers:
- Abasto	251,568,361	149,578		—	251,717,939	48,295,568	(*)		5,791,910	—	54,087,478		—	197,630,461	203,272,793
- Alto Avellaneda	176,579,716	39,459		—	176,619,175	69,246,369	(*)		6,604,905	—	75,851,274		—	100,767,901	107,333,347
- Paseo Alcorta	104,821,915	257,956		—	105,079,871	35,818,897	(*)		2,932,795	—	38,751,692		—	66,328,179	69,003,018
- Patio Bullrich	158,519,496	74,845		353,880	158,948,221	37,448,583	(*)		5,012,058	—	42,460,641		—	116,487,580	121,070,913
- Alto Noa	43,012,105	51,787		—	43,063,892	10,201,082	(*)		1,489,640	—	11,690,722		3,075,218	28,297,952	29,588,587
- Alto Rosario	25,686,165	2,008,600		48,780,651	76,475,416	—	—		776,594	—	776,594		3,435,453	72,263,369	25,686,165
Caballito plots of land	36,548,156	—		—	36,548,156	—	—		—	—	—		6,830,711	29,717,445	29,717,445
Other	12,152,843	—		—	12,152,843	710,801	(*)		66,627	—	777,428		366,123	11,009,292	11,074,089
Leasehold improvements	3,482,650	454,114		(12,822)	3,923,942	2,784,735	(*)		125,801	—	2,910,536		—	1,013,406	697,915
Facilities	1,877,201	3,273,933		453,339	5,604,473	676,152	10		281,759	—	957,911		—	4,646,562	1,201,049
Furniture and fixtures	5,095,579	1,939,513		26,891	7,061,983	3,839,218	10		436,262	—	4,275,480		—	2,786,503	1,256,361
Vehicles	79,729	126,204		—	205,933	79,729	33		18,931	—	98,660		—	107,273	—
Computer equipment	10,277,583	907,202		(7,476)	11,177,309	8,863,854	33		660,178	—	9,524,032		—	1,653,277	1,413,729
Software	3,184,778	152,086		—	3,336,864	2,720,981	20		189,855	—	2,910,836		—	426,028	463,797
Work in progress:
- Rosario	24,537,429	30,141,228		(48,288,751)	6,389,906	—	—		—	—	—		—	6,389,906	21,048,630
- Suppliers advances-Rosario	6,929,337	150,490		(6,286,296)	793,531	—	—		—	—	—		—	793,531	6,929,337
- Patio Bullrich	607,471	342,750		(353,880)	596,341	—	—		—	—	—		—	596,341	607,471
Other	1,572	—		—	—	1,572	—		—	—	1,572		—	—	—

Total as of March 31, 2005	864,962,086	40,069,745	(4)	(5,334,464)	899,697,367	220,687,541	—	(1)	24,387,315	—	245,074,856	(2)	13,707,505	640,915,006	—

Total as of June 30, 2004	861,677,811	18,713,278	(3)	(15,429,003)	864,962,086	189,712,797	—		31,020,356	(45,612)	220,687,541		13,909,899	—	630,364,646

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation of period depreciation charges in the statements of income is included in Schedule H, except for Ps. 114,158 which is expensed.
(2)	Net of the amortization of the period of Ps. 202,394. See Schedule E.
(3)	Includes Ps. 30,890 reclassified from intangible assets and Ps. 15,414,281 reclassified to inventory.
(4)	Includes Ps. 2,126,183 reclassified to intangible assets, Ps. 3,311,599 reclassified to inventory and Ps. 103,318 reclassified from other current receivables and prepaid expenses.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the nine-month period ended March 31, 2005

Compared with the year ended June 30, 2004

Schedule B

	Original value						Amortization					Impairment Ps.		Net carrying value as of March 31, 2005 Ps.	Net carrying value as of June 30, 2004 Ps.
Items	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the period		Accumulated as of end of the period Ps.
									Rate %	Amount Ps. (1)
Trademarks	494,546	—	—		—	494,546	233,778	—	10	37,084	270,862		19,252	204,432	239,049
Pre-operating expenses:
- Caballito	1,234,879	116,049	—		—	1,350,928	—	—	—	—	—		1,052,322	298,606	182,557
- Rosario Project	841,692	1,869,306	—		1,536,667	4,247,665	—	—	33.33	583,058	583,058		393,086	3,271,521	385,204
- Torres Rosario Project	—	208	—		571,184	571,392	—	—	—	—	—		—	571,392	—

Total as of March 31, 2005	2,571,117	1,985,563	—	(4)	2,107,851	6,664,531	233,778	—	—	620,142	853,920	(3)	1,464,660	4,345,951	—

Total as of June 30, 2004	22,511,108	598,651	(20,507,752)	(2)	(30,890)	2,571,117	20,358,034	(20,507,752)	—	383,496	233,778		1,530,529	—	806,810

(1)	The accounting application of the amortization for the period is set forth in Schedule H.
(2)	Reclassified to fixed assets.
(3)	Net of the amortization of the period of Ps. 65,869 See Schedule E.
(4)	Includes Ps. 2,126,183 reclassified from fixed assets and Ps. 18,332 reclassified to inventory.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of March 31, 2005 and June 30, 2004

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 31.03.2005 Ps.	Value recorded as of 30.06.2004 Ps.
Non-current Investments Pérez Cuesta S.A.C.I. – Equity value Pérez Cuesta S.A.C.I. – Higher investment value (2)	1	9,099,234	19,716,185 2,130,625	5,167,031 596,075
Tarshop S.A. – Equity value Tarshop S.A. – Irrevocable contributions Tarshop S.A. – Goodwill	1	4,000,000	9,000,720 439,636 787,324	5,063,224 439,636 969,014
Emprendimiento Recoleta S.A. – Equity value	1	6,765,150	14,681,423	14,407,950
Shopping Neuquén S.A. - Equity value Shopping Neuquén S.A. - Higher investment value (1) Shopping Neuquén S.A. - Irrevocable contributions	1	2,081,706	1,493,368 4,824,670 4,958,112	1,638,798 4,824,670 4,783,112
Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(888,335)
Shopping Alto Palermo S.A - Equity value Shopping Alto Palermo S.A. – Irrevocable contributions	1	123,454,615	242,990,457 —	180,679,777 60,221,352
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Equity value Alto Research and Development S.A. (formerly Alto Invest S.A.) - Irrevocable contributions	1	1,667,000	(1,734,625) 3,131,942	(1,567,796) 3,131,942
E-Commerce Latina S.A. - Equity value E-Commerce Latina S.A. – Irrevocable contributions	1	12,000	(10,037,879) 10,990,910	(9,555,871) 10,990,910
Fibesa S.A. - Equity value Fibesa S.A. – Goodwill	0.00000001	999,900	4,732,091 11,138,937	2,755,292 12,730,214

Total			318,355,561	296,386,995

		Issuer’s information
		Last financial statement
Issuer and type of securities	Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Share holders’ equity Ps.	Interest in common stock %
Non-current Investments Pérez Cuesta S.A.C.I. – Equity value Pérez Cuesta S.A.C.I. – Higher investment value (2)	Real estate investments	Av. Acceso Este 3280 – Mendoza	31.03.05	13,225,000	707,198	31,721,498	68.80
Tarshop S.A. – Equity value Tarshop S.A. – Irrevocable contributions Tarshop S.A. – Goodwill	Credit card	Lavalle 1290 – 7º Floor – Bs.As.	31.03.05	5,000,000	4,921,873	11,800,472	80
Emprendimiento Recoleta S.A. – Equity value	Building	Av. Pueyrredón 2501 – Bs. As.	31.03.05	13,265,000	536,222	28,787,105	51
Shopping Neuquén S.A. - Equity value Shopping Neuquén S.A. - Higher investment value (1) Shopping Neuquén S.A. - Irrevocable contributions	Development of Undertakings	Rivadavia 86 3º Floor Of. 9- Neuquén	31.03.05	2,200,000	(151,026)	6,615,074	94.623
Inversora del Puerto S.A. - Equity value	Real estate investments	Florida 537 – 18º Floor – Bs. As.	31.03.05	12,000	—	134,597	99.9917
Shopping Alto Palermo S.A - Equity value Shopping Alto Palermo S.A. – Irrevocable contributions	Real estate investment and development	Moreno 877 22º Floor - Bs. As.	31.03.05	123,454,617	2,089,328	242,990,460	99.9999
Alto Research and Development S.A. (formerly Alto Invest S.A.) - Equity value Alto Research and Development S.A. (formerly Alto Invest S.A.) - Irrevocable contributions	Corporate, commercial and economic information and training services	25 de Mayo 359 12º Floor– Bs. As.	31.03.05	1,867,271	(186,873)	1,565,187	89.2747
E-Commerce Latina S.A. - Equity value E-Commerce Latina S.A. – Irrevocable contributions	Holding	Florida 537 – 18º Floor Bs. As.	31.03.05	24,000	(964,016)	1,906,059	50
Fibesa S.A. - Equity value Fibesa S.A. – Goodwill	Agent	Moreno 877 22º Floor – Bs. As.	31.03.05	0,01	3,967,692	4,732,565	99.99

Total

(1)	Includes an impairment of Ps. 2.2 million. See Schedule E.
(2)	Includes an impairment of Ps. 6.6 million. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheets as of March 31, 2005 and June 30, 2004

Schedule D

Items	Value as of 31.03.2005 Ps.	Value as of 30.06.2004 Ps.
Current
Mutual Funds	1,457	9,659,185

Total	1,457	9,659,185

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the nine-month period ended March 31, 2005

Compared with the year ended June 30, 2004

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases Ps.		Carrying value as of March 31, 2005 Ps.		Carrying value as of June 30, 2004 Ps.
Deducted from assets:
Allowance for doubtful accounts	23,133,943	(1)	417,497	(2)	(3,088,064)		20,463,376	23,133,943
Allowance for doubtful mortgage receivable	2,208,275		—		—		2,208,275	2,208,275
Impairment of non-current inventory	3,201,579		—		—	(4)	3,201,579	3,201,579
Impairment of fixed assets	13,909,899		—		(202,394)	(3)	13,707,505	13,909,899
Impairment of intangible assets	1,530,529		—		(65,869)	(5)	1,464,660	1,530,529
Impairment of non-current investments	9,080,510		—	(7)	(308,667)	(8)	8,771,843	9,080,510
Included in liabilities:
Provision for contingencies	5,995,698		—	(6)	(426,619)		5,569,079	5,995,698

Total as of March 31, 2005	59,060,433		417,497		(4,091,613)		55,386,317	—

Total as of June 30, 2004	93,612,222		2,174,327		(36,726,116)		—	59,060,433

(1)	Set forth in Schedule H.
(2)	Related to off sets and condonations.
(3)	Set forth in Schedule A.
(4)	Set forth in Schedule F.
(5)	Set forth in Schedule B.
(6)	Includes Ps. 122,316 allocated in Note 3.l. and Ps. 304,303 related to off sets.
(7)	Set forth in Note 6.
(8)	Set forth in Schedule C.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and other

For the nine-month periods

ended March 31, 2005 and 2004

Schedule F

	31.03.05 Ps.	31.03.04 Ps.
Cost of leases and services
Expenses (Schedule H)	27,511,878	24,855,454

Cost of leases and services	27,511,878	24,855,454

Cost of other
Stock as of beginning of year (1)	45,127,902	26,713,532
Purchases of the period	1,903,907	3,414
Transfers (2)	2,046,671	(18,714)
Stock as of end of the period (Note 3.d)	(49,062,914)	(26,698,232)

Cost of other	15,566	—

(1)	Includes Ps. 3,201,579 of impairment of non-current inventory allocated in Schedule E.
(2)	Includes Ps. (1,283,260) corresponding to transfers of the cost of marketing merchandise shown in Note 3.b), Ps. 3,311,599 corresponding to transfer of works in progress from fixed assets and Ps. 18,332 corresponding to transfer of pre-operating expenses from intangible assets

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of March 31, 2005 and June 30, 2004

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of March 31, 2005 Ps.	Total as of June 30, 2004 Ps.
Assets
Current Assets
Cash and banks	US$	1,080,601	2.877	3,108,889	21,403,595
Other receivables and prepaid expenses, net (*)	US$	5,726,625	2.877	16,475,500	13,815,730

		6,807,226		19,584,389	35,219,325

Total Assets as of March 31, 2005		6,807,226		19,584,389	—

Total Assets as of June 30, 2004		12,006,782		—	35,219,325

Liabilities
Current Liabilities
Trade accounts payable	US$	335,853	2.917	979,682	1,008,361
	Euros	300,000	3.7839	1,135,170	—
	US$	10,619,850	2.917	30,978,103	6,560,919

		11,255,703		33,092,955	7,569,280

Non-current Liabilities
Trade accounts payable	US$	715,463	2.917	2,087,006	2,864,961
Long-term debt	US$	51,998,839	2.917	151,680,616	145,135,483

		52,714,302		153,767,622	148,000,444

Total Liabilities as of March 31, 2005		63,970,005		186,860,577	—

Total Liabilities as of June 30, 2004		52,592,875		—	155,569,724

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the nine-month periods

ended March 31, 2005 and 2004

Schedule H

			Expenses
Items	Total as of March 31, 2005 Ps.	Cost of leases and services Ps.	Administrative Ps.	Selling Ps.	Total as of March 31, 2004 Ps.
Depreciation and amortization	24,625,036	24,613,746	11,290	—	22,240,993
Taxes, rates, contributions and services	4,145,238	—	1,587,904	2,557,334	3,085,092
Condominium expenses	1,342,944	1,342,944	—	—	1,141,555
Fees and payments for services	1,323,133	—	1,323,133	—	1,272,870
Parking	1,366,480	1,366,480	—	—	1,451,311
Salaries and bonuses	1,296,284	—	1,296,284	—	733,225
Allowance for doubtful accounts	417,497	—	—	417,497	—
Insurance	230,281	—	230,281	—	335,719
Bank charges	167,324	—	167,324	—	185,251
Stationery	64,139	—	64,139	—	130,068
Maintenance and repairs	211,869	118,474	93,395	—	145,811
Fees for Directors	120,286	—	120,286	—	—
Control authorities expenses	109,705	—	109,705	—	114,579
Personnel	109,150	—	109,150	—	88,401
Social security contributions	190,029	—	190,029	—	72,578
Rental	113,322	69,748	43,574	—	65,867
Advertising	6,860	—	—	6,860	18,077
Freight and transportation	96,227	—	96,227	—	—
Other	718,244	486	233,106	484,652	240,114

Total as of March 31, 2005	36,654,048	27,511,878	5,675,827	3,466,343	—

Total as of March 31, 2004	—	24,855,454	4,415,470	2,050,587	31,321,511

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of March 31, 2005 and June 30, 2004

Schedule I

	31.03.05
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (4)(9)
No fixed term	—	—	2,568,798	—	—	—	—	12,973,215

Past due	—	1,625,027	1,026,712	4,392,428	—	—	391,584	—

To mature
In three months	1,457	11,507,144	62,230,250	5,910,740	5,938,897	81,688,647	691,420	5,286,480
Between 3 and 9 months	—	2,841,108	5,320,828	270,639	4,738,313	5,046,043	—	1,242,188
Between 6 and 9 months	—	860,099	4,518,984	196,966	4,738,313	—	—	698,532
Between 9 and 12 months	—	671,806	717,668	273,673	4,352,375	8,536,353	—	597,723

Between 1 and 2 years	—	114,405	5,219,228	935,210	11,127,962	151,662,496	—	259,032
Between 2 and 3 years	—	109,824	33,243	935,210	6,292,944	—	7,004,966	274,275
Between 3 and 4 years	—	120,518	—	216,586	3,992,402	—	—	531,837
In greater than 4 years	—	480,540	460,621	—	5,312,808	—	—	1,347,716

Total to mature	1,457	16,705,444	78,500,822	8,739,024	46,494,014	246,933,539	7,696,386	10,237,783

Total with fixed term	1,457	18,330,471	79,527,534	13,131,452	46,494,014	246,933,539	8,087,970	10,237,783

Total	1,457	18,330,471	82,096,332	13,131,452	46,494,014	246,933,539	8,087,970	23,210,998

	30.06.04
	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	—	—	2,558,930	—	—	—	111,512	13,312,696

Past due	—	189,422	—	5,434,118	—	—	—	—

To mature
In three months	9,659,185	8,172,666	3,881,889	3,688,064	3,368,828	—	9,883,135	3,829,937
Between 3 and 9 months	—	1,359,913	3,013,345	419,881	3,288,645	—	—	5,799,174
Between 6 and 9 months	—	376,385	23,358,260	274,443	3,288,645	23,607,487	—	954,098
Between 9 and 12 months	—	378,583	91,899	199,764	3,336,447	49,551,697	—	88,953

Between 1 and 2 years	—	109,962	6,458,029	948,355	7,285,705	145,064,875	—	364,155
Between 2 and 3 years	—	116,738	7,555,821	948,355	4,233,871	—	—	378,406
Between 3 and 4 years	—	115,077	7,799,973	948,355	2,288,681	—	—	393,994
In greater than 4 years	—	618,839	2,586,702	19,896	10,088,368	—	—	1,548,132

Total to mature	9,659,185	11,248,163	54,745,918	7,447,113	37,179,190	218,224,059	9,883,135	13,356,849

Total with fixed term	9,659,185	11,437,585	54,745,918	12,881,231	37,179,190	218,224,059	9,883,135	13,356,849

Total	9,659,185	11,437,585	57,304,848	12,881,231	37,179,190	218,224,059	9,994,647	26,669,545

(1)	Does not accrue interest, except for Ps. 1,143,711 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 6,423,252 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 7,510,155 that accrue interest at a variable market rate.
(6)	Includes Ps. 3,066,688 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 6,936,721 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.
(9)	Does not accrue interest, except for Ps. 2,018,895 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF MARCH 31, 2005

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

Buenos Aires, May 11, 2005 – Alto Palermo S.A. (APSA) (BCBA: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading real estate companies mainly engaged in the possession, development, management, and acquisition of Shopping Centers in Argentina, announces its third quarter fiscal year 2005 results, ended on March 31, 2005.

Net income for the nine-month period was Ps.21.2 million, Ps. 16.4 million higher than the Ps.4.8 million income recorded in the same period of the previous year. This increase mainly reflects its higher operating income, which rose 98.6% to Ps.64.6 million as of March 31, 2005 from Ps.32.5 million as of March 31, 2004.

Total revenues as of March 31, 2005, were Ps.161.7 million, 56.4% higher than the Ps.103.4 million recorded in the same period of the previous year. This increase mainly reflects the excellent sales momentum of our shopping centers and the results of our continued efforts to improve our performance, which allows us to adjust renewed leases and increase basic rental charges to our lessees. In addition, revenues from our subsidiary Tarshop S.A. doubled, from Ps.21.5 million to Ps.43.6 million.

Gross profit for the period increased by 88.9%, from Ps.52.6 million in the first nine months of fiscal year 2004 to Ps.99.4 million during the same period of fiscal year 2005.

EBITDA1 for the nine-month period totaled Ps.111.8 million, posting a substantial increase of 44.3% from the EBITDA for the same period of the previous year.

[1]	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges, results from related companies, minority interests and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A. (APSA)

Comments on the operations during the quarter

In the nine-month period ended March 31, 2005, the Company continued to consolidate the efforts made since the Argentine crisis, attaining significant results compared to the same period of the previous fiscal year. The increase in operating income is particularly noteworthy, as it reflects the Company’s successful genuine business performance supported by the growth in sales and consumption. In addition, we continue developing the Alto Rosario project, increasing the number of stores and expanding even more the wide range of services offered to our customers.

Another salient aspect of this period was the successful debt restructuring that allowed the Company to attain a more suitable financing structure at sensibly lower costs.

Besides, during this quarter we purchased and/or repaid Pérez Cuesta S.A.C.I.’s financial indebtedness, most of which was in default prior to our taking over of the management of the shopping center. The improvement in Pérez Cuesta’s financial condition allows us to engage in several investment projects to refurbish the shopping center, which will result in higher revenues and increased sales.

Tenants’ sales have continued to grow to record levels, reaching Ps.1,225.5 million in the nine-month period ended March 31, 2005, 31.5% higher than those recorded in the same period of the previous year.

Note: Include Mendoza Plaza Shopping. Not Include Alto Rosario Shopping

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we have reached an occupancy rate of 99.7%, one of the highest levels in our history. The evolution of this variable not only shows an improvement in our business, but also the excellent quality of our shopping centers portfolio.

ALTO PALERMO S.A. (APSA)

The current bonanza in the retail sector, combined the management actions taken to accompany growth, allow us to enter into new lease agreements under better conditions. We thus increased the goodwill charge (also known as “key money”) required for the renewal or execution of new agreements at our shopping centers and obtained higher profits from the variable component of our revenues.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which APSA holds an 80% interest.

For the nine-month period ended March 31, 2005, Tarshop S.A. recorded an income of Ps.4.9 million, a 93.53% increase compared to an income of Ps.2.5 million recorded in the same period of the previous year.

Net revenues had a significant increase of 102.8%, from Ps.21.5 million during the first nine months of fiscal year 2004 to Ps.43.6 million during this period. In addition, operating results increased 122.7% to Ps.7.5 million.

The credit portfolio including securitized coupons as of March 31, 2005 was Ps.169.2 million, compared to Ps.72.7 million as of March 31, 2004.

In the area of collections, short-term delinquency at March 31, 2005 has remained at the low levels recorded in the past quarters, reaching figures even lower than before the crisis. The three-month arrears was 2.65% as of March 31, 2005.

ALTO PALERMO S.A. (APSA)

Other Significant Events

Restructuring of Pérez Cuesta S.A.C.I.’s indebtedness

During this quarter we concluded the restructuring of Pérez Cuesta S.A.C.I.’s financial indebtedness, most of which was in default prior to our taking over of the management of the shopping center.

On March 29, 2005, APSA assigned to Pérez Cuesta S.A.C.I. the purchase option executed by APSA with HSBC Bank Argentina S.A. for the same amount as that paid by APSA, i.e., Ps.0.7 million. On the same day, Pérez Cuesta S.A.C.I. exercised the option and fully discharged the loan by paying the sum of Ps.6.1 million.

In addition, on March 30, 2005, APSA purchased from Banco de Chile the claim held by this bank against Pérez Cuesta S.A.C.I. in the amount of US$ 8.5 million, thus becoming creditor of Pérez Cuesta for such amount. APSA intends to capitalize this loan for its purchase value.

On January 7, 2005, Pérez Cuesta repaid the first US$ 0.2 million installment under the debt acknowledgment executed between Pérez Cuesta and Inversiones Falabella Argentina S.A. The remaining balance is US$ 0.8 million, payable in three annual installments as from January 2006.

Finally, on January 26, 2005, Pérez Cuesta S.A.C.I. repaid the debt it had with Banco de la Nación Argentina for Ps.3.2 million.

In order to repay these borrowings, APSA extended a Ps.11.5 million loan to Pérez Cuesta S.A.C.I.

Opening of Alto Rosario Shopping

On April 12, 2005 the second stage of Alto Rosario Shopping was opened, which increased the number of stores to 141, in line with our strategy of offering the widest range of products and major brands.

The third stage of the project is expected to be opened in the beginning of June. This stage includes the opening of the Showcase cinemas, which will have 14 state-of-the-art movie screens and 3,400 seats.

The final stage is the opening of the Museo de los Niños children attraction that is expected to consolidate the Shopping Center’s commercial offer. The shopping center will thus reassure its offering of diversified proposals according to the needs of the public, top-quality entertainment areas, first-line services and public spaces. As in our other shopping centers, we will seek customer identification with our proposal.

Financial Debt

Since the beginning of this year, we have restructured a large portion of our financial debt, aligning maturities to our cash flow generation and obtaining substantial reductions in our financial cost.

On January 13, 2005, we repaid the balance of our class B-1 Ps.120 million notes for Ps.5.9 million, thus fully retiring these notes.

On March 4, 2005, we took a US$ 11 million loan from Deutsche Bank, US$ 5 million of which were repaid by us on April 4, 2005. The balance of US$ 6.0 million will be repaid in two equal installments due in February and August 2006. The agreed rate was Libor + 3.25%. The proceeds of the loan were used to restructure Pérez Cuesta S.A.C.I.’s indebtedness.

ALTO PALERMO S.A. (APSA)

On March 30, the swap agreement expired, on April 1 2005 we collected US$ 5.0 million plus interest accrued on the escrow deposit, expired.

On April 7, 2005, we retired the final Ps. 48.4 million balance under its 14.875% notes issued in 2000. For purposes of this retirement, we took a Ps.50 million-syndicated loan from two financial institutions. The loan is repayable in four half-yearly installments of Ps. 12.5 million each, to fall due as from October 2005. The agreed interest rate under this loan was 7.875% for the first year, and the Central Bank survey rate plus 3% for the second year.

The interest rate differential between the retired notes and the new loan reduces the Company’s annual financial cost by approximately Ps. 3.5 million.

After this restructuring, the company has no future principal maturities to face during the rest of the year.

Prospects for the coming quarter

In the next quarter of fiscal year 2005 we plan to continue offering our wide variety of commercial proposals in accordance with our consumers’ needs.

In connection with the Rosario Project we will work with the aim of meeting the rest of the deadlines set. We are also evaluating new investments in the Shopping Center business, looking for several new projects to take advantage of opportunities in the most densely populated cities of Argentina.

ALTO PALERMO S.A. (APSA)

Principal Consolidated Indicators

For the nine-month period ended March 31, 2005 and 2004

(in Argentine pesos)

	March 31, 2005 (Ps.)	March 31, 2004 (Ps.)	Change
EBITDA (1)	111,771,613	77,476,401	34,295,212
EBITDA per share	1.43	1.06	0.37
EBITDA per share - Fully Diluted	0.52	0.36	0.16
Financial Debt (2)	243,295,771	237,733,477	5,562,294
Shares Outstanding (Ps. 1 p.v.)	78,042,363	72,756,813	5,285,550
Shares Outstanding - Fully Diluted	215,961,711	213,095,326	2,866,385
Price per Share (Ps. 1 p.v.)	8.20	3.28	4.92
Market Capitalization	639,947,377	238,642,347	401,305,030
Market Capitalization - Fully Diluted	1,770,886,030	698,952,669	1,071,933,361
Enterprise Value (3)	839,034,724	421,332,951	417,701,773
Enterprise Value Fully Diluted	1,832,054,029	741,304,760	1,090,749,269
Financial Debt / Enterprise Value	0.29	0.56	(0.27)
FFO (4)	69,899,071	49,026,137	21,660,451
FFO per share	0.90	0.66	0.24

Net Income for the period	21,240,626	4,784,368	16,456,258

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges, results from related companies, minority interest, items that do not imply movements of funds and any extraordinary or non-recurring loss or income. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.
(2)	Financial debt, net of accrued interest, plus debt to subsidiaries (article 33 Law N° 19,550).
(3)	Outstanding shares at their market value at the closing of each period plus financial debt, less cash and banks and current investments.
(4)	Cash flow from operations calculated as net income for the period before other income and expenses, amortization and depreciation.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period of the three previous years.

	31.03.2005 Ps.	31.03.2004 Ps.	31.03.2003 Ps.	31.03.2002 Ps.
Current assets	138,929,291	97,963,817	53,272,337	97,281,705
Non-current assets	1,086,633,980	1,014,811,689	1,043,358,309	1,198,351,188

Total	1,225,563,271	1,112,775,506	1,096,630,646	1,295,632,893

Current liabilities	200,642,910	111,145,506	66,449,709	216,373,600
Non-current liabilities	220,356,711	230,275,820	259,218,874	387,712,037

Subtotal	420,999,621	341,421,326	325,668,583	604,085,637

Minority interest	25,570,851	15,045,066	14,697,918	17,266,531
Shareholders´ equity	778,992,799	756,309,114	756,264,145	674,280,725

Total	1,225,563,271	1,112,775,506	1,096,630,646	1,295,632,893

3.	Consolidated income (loss) structure as compared with the same period of the three previous years.

	31.03.2005 Ps.	31.03.2004 Ps.	31.03.2003 Ps.	31.03.2002 Ps.
Operating income	64,560,176	32,509,463	9,880,872	24,103,162
Net loss in equity investments	(561,841)	(1,167,866)	(3,075,373)	(3,209,483)
Amortization of goodwill	(3,620,097)	(3,619,983)	(3,620,293)	(2,710,653)
Financial results, net	(7,860,814)	(6,031,335)	101,134,744	(67,702,234)
Other (expense) income, net	(1,020,213)	1,356,363	13,037,078	(2,994,835)
Income tax	(28,469,657)	(17,977,468)	(44,589,744)	(1,541,114)
Minority interest	(1,786,928)	(284,806)	1,932,477	5,093,305

Net income (loss)	21,240,626	4,784,368	74,699,761	(48,961,852)

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	31.03.2005 Ps.	31.03.2004 Ps.	31.03.2003 Ps.	31.03.2002 Ps.
Liquidity

Current assets	138,929,291	97,963,817	53,272,337	97,281,705

Current liabilities	200,642,910	111,145,506	66,449,709	216,373,600

Ratio	0.69	0.88	0.80	0.45

Indebtedness

Total liabilities	420,999,621	341,421,326	325,668,583	604,085,637

Shareholders’ equity	778,992,799	756,309,114	756,264,145	674,280,725

Ratio	0.54	0.45	0.43	0.90

Solvency

Shareholders’ equity	778,992,799	756,309,114	756,264,145	674,280,725

Total liabilities	420,999,621	341,421,326	325,668,583	604,085,637

Ratio	1.85	2.22	2.32	1.12

Freezen capital

Non current assets	1,086,633,980	1,014,811,689	1,043,358,309	1,198,351,188

Total assets	1,225,563,271	1,112,775,506	1,096,630,646	1,295,632,893

Ratio	0.89	0.91	0.95	0.92

Profitability

Net income (loss) of the period	21,240,626	4,784,368	74,699,761	(48,961,852)

Average shareholders’ equity	764,062,936	755,387,827	681,490,072	723,233,627

Ratio	0.028	0.006	0.110	(0.068)

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2005

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future financial periods.

Note 14.

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	31.03.05 Ps.	31.12.04 Ps.	30.09.04 Ps.	30.06.04 Ps.	Total Ps.
Accounts receivable, net	—	—	—	1,625,027	1,625,027
Other current receivables and prepaid expenses	862,646	38,805	68,806	58,455	1,026,712

b)	Past due payable:

	31.03.05 Ps.	31.12.04 Ps.	30.09.04 Ps.	30.06.04 Ps.	Total Ps.
Trade accounts payable	—	—	—	4,392,428	4,392,428
Related parties	258,052	56,949	36,546	40,037	391,584

c)	Receivables and liabilities with no fixed term:

31.03.05 Ps.
Other receivables and prepaid expenses	2,568,798
Taxes payable	7,404,136
Provisions	5,569,079

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	30.06.05 Ps.	30.09.05 Ps.	31.12.05 Ps.	31.03.06 Ps.	Total Ps.
Accounts receivable, net	11,507,144	2,841,108	860,099	671,806	15,880,157
Other	62,230,250	5,320,828	4,518,984	717,668	72,787,730

e)	Non-current receivables to mature:

	31.03.07 Ps.	31.03.08 Ps.	31.03.09 Ps.	31.03.10 Ps.	Total Ps.
Accounts receivable, net	114,405	109,824	120,518	480,540	825,287
Other	5,219,228	33,243	—	460,621	5,713,092

f)	Current liabilities to mature:

	30.06.05 Ps.	30.09.05 Ps.	31.12.05 Ps.	31.03.06 Ps.	Total Ps.
Trade accounts payable	5,910,740	270,639	196,966	273,673	6,652,018
Customer advances	5,938,897	4,738,313	4,738,313	4,352,375	19,767,898
Short-term debt	81,688,647	5,046,043	—	8,536,353	95,271,043
Related parties	691,420	—	—	—	691,420
Salaries and social security payable	731,859	1,151,995	—	501,018	2,384,872
Taxes payable	2,473,564	37,138	620,191	37,138	3,168,031
Other liabilities	2,081,057	53,055	78,341	59,567	2,272,020

g)	Non-current liabilities to mature:

	31.03.07 Ps.	31.03.08 Ps.	31.03.09 Ps.	31.03.10 Ps.	Total Ps.
Trade accounts payable	935,210	935,210	216,586	—	2,087,006
Customer advances	11,127,962	6,292,944	3,992,402	5,312,808	26,726,116
Long-term debt	151,662,496	—	—	—	151,662,496
Related parties	—	7,004,966	—	—	7,004,966
Taxes payable	162,489	177,732	194,404	1,335,716	1,870,341
Other liabilities	96,543	96,543	337,433	12,000	542,519

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	17,505,184

Non-current
Local currency	(1)	825,287

(1)	Does not accrue interest, except for Ps. 1,143,711 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses:

Current
Local currency	(1)	59,889,106
Foreign currency	(2)	16,475,500

Non-current
Local currency	(1)	5,731,726

(1)	Does not accrue interest, except for Ps. 6,423,252 that accrue interest at a fixed rate.
(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c)	Trade accounts payable:

Current
Local currency	(1)	10,064,764
Foreign currency	(2)	979,682

Non-current
Foreign currency	(2)	2,087,006

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

		Ps.
Current
Local currency	(1)	18,688,660
Foreign currency		1,079,238

Non-current
Local currency	(1)	26,726,116

(1)	Does not accrue interest, except for Ps. 7,510,155 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Short-term debt
Local currency	(1)	64,292,940
Foreign currency	(1)	30,978,103

Long-term debt
Local currency		(18,120)
Foreign currency	(1)	151,680,616

(1)	Accrue interest at a fixed and variable market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	2,384,872

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	3,168,031

Non Current
Local currency	(1)	9,274,477

(1)	Does not accrue interest, except for Ps. 2,018,895 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Related parties:

		Ps.
Current
Local currency	(1)	1,083,004

Non-current
Local currency	(1)	7,004,966

(1)	Does not accrue interest, except Ps. 6,936,721 that accrue interest at a fixed rate.

i)	Other liabilities:

Current
Local currency	(1)	2,272,020

Non-current
Local currency	(1)	542,519

(1)	Does not accrue interest.

j)	Provisions

Non-current
Local currency	(1)	5,569,079

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Schedule C to the unaudited financial statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.7. to the unaudited financial statements.

ALTO PALERMO S.A. (APSA)

8.	Current values.

See Notes 2.7. and 2.8. to the unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.9. to the unaudited financial statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No, 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.	Accounting values Ps.	Risk covered
Abasto Shopping and premises	160,628,902	197,630,461	Fire and civil responsibility. Full risk.
Alto Palermo Shopping	69,846,163	215,388,479	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping	55,913,650	66,328,179	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping	78,023,032	100,767,901	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping	40,574,031	116,487,580	Fire and civil responsibility. Full risk.
Alto Noa building Contents	40,153,992	28,297,952	Fire and civil responsibility. Full risk.
Buenos Aires Design building Contents	39,742,813	21,552,547	Fire and civil responsibility. Full risk.
Alto Rosario Shopping	35,000,000	72,263,369	Full risk, construction and assembly.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

ALTO PALERMO S.A. (APSA)

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 16.

Autonomous City of Buenos Aires, May 11, 2005.

Alejandro G. Elsztain
Vice-president
acting as president

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at March 31, 2005 and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2005 and 2004 and the complementary notes 1 to 17 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the nine-month periods ended March 31, 2005 and 2004, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2004 and 2003, on which we issued our unqualified report on September 6, 2004, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at March 31, 2005 and 2004 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements at June 30, 2004.

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

Limited Review Report (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at March 31, 2005, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 274,204 none of which was claimable at that date.

Autonomous City of Buenos Aires, May 11, 2005

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers Bouchard 557 C1106ABG Ciudad de Buenos Aires - Argentina Tel. (54-11) 4850-0000 Fax: (54-11) 4850-1800 www.pwc.com/ar	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 E-mail: dabelovich@estabe.com.ar www.scinter.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Director

Dated: May 24, 2005